Filed pursuant to Rule 424(b)(3)

File No. 333-203707

SHEPHERD’S FINANCE, LLC

SUPPLEMENT NO. 5 DATED MARCH 22, 2017

TO THE PROSPECTUS DATED APRIL 21, 2016

This document supplements, and should be read in conjunction with, the prospectus of Shepherd’s Finance, LLC (the “Company”, “we”, or “our”) dated April 21, 2016, Supplement No. 1 dated May 12, 2016, Supplement No. 2 dated July 11, 2016, Supplement No. 3 dated August 2, 2016, and Supplement No. 4 dated November 16, 2016. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

●	an update regarding the status of our offering;

●	our issuance of Series C Cumulative Preferred Units and a summary of a related amendment to our Amended and Restated Limited Liability Company Agreement;

●	our entry into a Loan Purchase and Sale Agreement with Builder Finance, Inc.;

●	an update to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our prospectus to include information for the year ended December 31, 2016; and

●	our audited consolidated financial statements as of December 31, 2016 and 2015 and for each of the years in the two-year period ended December 31, 2016.

Status of Our Offering

We commenced our initial public offering of Fixed Rate Subordinated Notes (“Notes”) on October 4, 2012. On September 29, 2015, we terminated our initial public offering, having issued $8,248,000 in Notes. We commenced our follow-on offering of Notes (our “Follow-on Offering”) on September 29, 2015. As of March 20, 2017, we have issued approximately $9,158,182 of Notes in our Follow-on Offering. As of March 20, 2017, approximately $60,841,818 of Notes remain available for sale to the public under our Follow-on Offering. The Follow-on Offering will not last beyond September 29, 2017, which is two years after the effective date of this offering, unless extended by our board of managers as permitted under applicable law. We also reserve the right to terminate the Follow-on Offering at any time.

Issuance of Series C Cumulative Preferred Units

Authorization of Series C Cumulative Preferred Units

On March 16, 2017, a majority of our members entered into Amendment No. 4 to the Amended and Restated Limited Liability Company Agreement (“Amendment No. 4”). Pursuant to Amendment No. 4, we are authorized to issue Series C Cumulative Preferred Units (the “Series C Preferred Units”) of our equity at an initial price of $100,000 per Series C Preferred Unit. The terms of the Series C Preferred Units are governed by the terms of Amendment No. 4.

Preferred Unit Reinvestment Program

The maximum number of authorized Series C Preferred Units is 80, of which 40 are to be issued only pursuant to the Preferred Unit Reinvestment Program. The Preferred Unit Reinvestment Program provides that a holder of Series C Preferred Units may elect to have their distributions reinvested in additional Series C Preferred Units at the then-applicable price of such Series C Preferred Units (such program, the “Preferred Unit Reinvestment Program”), at such price is determined by our board of managers at its sole discretion. For purposes of all Series C Preferred Units issued pursuant to the Preferred Unit Reinvestment Program, the initial date of issuance of such Series C Preferred Units is the date of issuance of the underlying Series C Preferred Units and not the date of issuance of the Series C Preferred Units issued pursuant to the Preferred Unit Reinvestment Program. Our board of managers may determine to suspend or terminate the Preferred Unit Reinvestment Program at any time, at its sole discretion.

Distribution Rate

Distributions on each Series C Preferred Unit (the “Current Distributions”) shall be payable quarterly, at an annual fixed rate of the greater of (such rate, the “Pay Rate”): (a) 12% per annum; or (b) the highest per annum rate of interest which we are then offering pursuant to our public offering of fixed rate subordinated notes, until the redemption of such Series C Preferred Units in accordance with Section 5, 6, or 7 of Amendment No. 4, as the case may be (each such period a “Current Distribution Period”). Once the Pay Rate is increased in accordance with (b), it will not reduce back to (a) if the higher rate is no longer offered. Current Distributions shall be cumulative from the applicable date of issuance at the Pay Rate, shall compound monthly, and shall be declared and payable quarterly each year, commenced following the initial date of issuance in the month after the next quarterly distribution is declared, and will be computed on the basis of a 360-day year and 90 days in the applicable period.

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Current Distributions are payable only as a distribution on income. In the event that we have no net income during any given Current Distribution Period, the amount due is rolled forward to the next Current Distribution Period, which may continue only through the fourth quarter distribution of any year (which occurs in the following year), but no further. Accumulated but unpaid Current Distributions, if any, on the Series C Preferred Units, will not accrue interest.

Redemptions

The Series C Preferred Units may be redeemed by us, in whole or in part, at our option and at any time. The Series C Preferred Units to be redeemed shall be determined at the sole discretion of our board of managers. The redemption price for the Series C Preferred Units will be equal to a redemption price per unit in cash in an amount equal to (the “Redemption Price”) the sum of the Liquidation Amount (as defined in Amendment No. 4) plus all accumulated and unpaid Current Distributions thereon to the date of redemption, provided, however, that if there is a Change of Control (as defined in Amendment No. 4) of us within 9 months after the date that we redeem the Series C Preferred Units, then we will be required to pay to the prior holder of such Series C Preferred Units an amount calculated in accordance with Section 5(a) of Amendment No. 4.

The holders of Series C Preferred Units may require us to redeem their Series C Preferred Units, in whole or in part at the option of the holders of the Series C Preferred Units, at the Redemption Price, at the earlier to occur of: (i) 6 years after the initial date of issuance of such Series C Preferred Units; or (ii) when, as measured on March 31 of each year following the initial date of issuance of such Series C Preferred Units (the “March 31 Measurement Date”), we made distributions to our common equity holders from April 1 of the year prior to the March 31 Measurement Date until the March 31 Measurement Date that exceeded our net earnings attributable to common equity holders per GAAP during the calendar year immediately prior to the calendar year of the March 31 Measurement Date. We must pay the Redemption Price in full and by check or in cash by wire transfer of immediately available funds in 10 installments beginning on the redemption date in amounts calculated in accordance with Section 6(c) of Amendment No. 4.

Upon a Change of Control of the Company, we must redeem the Series C Preferred Units upon the closing date of such Change of Control. The price for such redemption is the Redemption Price plus a Change of Control Redemption Price (as such term is defined in Section 7(a) of Amendment No. 4).

Covenants

Amendment No. 4 contains a number of covenants applicable to us, including, but not limited to, certain covenants that require us to take all necessary steps to ensure that neither we nor any of our subsidiaries shall become an “investment company” within the meaning of such term under the Investment Company Act of 1940, and covenants that require us to give to each holder of Series C Preferred Units written notice with regard to events reasonably expected to have a material adverse effect on us or our subsidiaries, or the occurrence of a Change of Control.

Issuance of Series C Cumulative Preferred Units

On March 16, 2017, we sold 4.4 Series C Preferred Units for the total price of $440,000 to Margaret Rauscher IRA LLC, a limited liability company owned by the wife of Eric Rauscher, one of the Registrant’s independent managers (such transaction, the “Preferred Units Sale Transaction”). Our board of managers previously authorized the Series C Preferred Units at a meeting of the board of managers on March 2, 2017. Mr. Rauscher abstained from voting on such authorization. The remaining independent managers found it to be in the best interests of the Company and its members to authorize the Series C Preferred Units to one or more investors, including to Mr. Rauscher and/or his wife (directly or indirectly), and found that this authorization was on terms no less favorable to the Company than could be obtained from an independent third party.

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Loan Purchase and Sale Agreement with Builder Finance, Inc.

On February 6, 2017, we entered into a Loan Purchase and Sale Agreement (the “Agreement”) with Builder Finance, Inc. (“Builder Finance”), pursuant to which Builder Finance shall have the right, from time to time, to purchase from us senior priority interests in certain loans made to fund the vertical construction of one to four family residential dwellings (“Eligible Loans”). The Agreement is made effective as of August 1, 2016. Each Eligible Loan will be evidenced by notes secured by, among other things, mortgages or deeds of trust encumbering the respective construction properties.

Previously, we had entered into a separate Loan Purchase and Sale Agreement with 1st Financial Bank USA (“1st Financial”) dated as of December 24, 2014, as amended (the “Original LPSA”). Builder Finance is a subsidiary of 1st Financial. The Agreement governs all Eligible Loans purchased from us on or after August 1, 2016, even those that would have been owned by 1st Financial pursuant to the Original LPSA. The Company, 1st Financial, and Builder Finance entered into a Confirmation Agreement dated as of February 6, 2017 which confirmed that all Eligible Loans purchased by 1st Financial from us prior to August 1, 2016 will continue to be governed by the terms of the Original LPSA, whereas those purchased on or after August 1, 2016 will be governed by the Agreement.

Subject to the terms and conditions of the Agreement, Builder Finance shall have the right from time to time to purchase from us a senior loan interest in each Eligible Loan which we agree to sell to Builder Finance. The purchase price for each senior loan purchased by Builder Finance shall be expressed in a “Loan Notification” (as described in Section 2.1 of the Agreement) and, unless otherwise agreed by the parties, shall be an amount equal to the lesser of (i) an amount equal to (A) for each senior loan purchased by Builder Finance between August 1, 2016 and February 5, 2017, 60% of the Eligible Balance (as defined in Section 1.2 of the Agreement) at the time of the closing of sale of the senior loan interest in such Eligible Loan, or (B) for each senior loan purchased by Builder Finance on or after February 6, 2017, 70% of the Eligible balance at the time of the closing of sale of the senior loan interest in such Eligible Loan and (ii) the Senior Loan Amount (as defined below); provided that the purchase price shall not include any loan fee or portion thereof. Unless another amount is set forth in the Loan Notification, the Senior Loan Amount shall be equal to: (A) for all purchases made by Builder Finance between August 1, 2016 and February 5, 2017, the lowest of (i) 55% of the Company-approved appraised value of the property securing the loan, (ii) $249,999.00, and (iii) 60% of the maximum principal amount of the Eligible Loan after deducting the loan fee; and (B) for all purchases made by Builder Finance on or after February 6, 2017, the lowest of (i) 59% of the Company-approved appraised value of the property securing the loan, (ii) (a) $249,999.00 if Builder Finance is unable to obtain an appraisal in its name, or (b) $350,000.00 if Builder Finance is able to obtain an appraisal in its name, and (iii) 70% of the maximum principal amount of the Eligible Loan after deducting the loan fee.

Except as otherwise expressly provided in the Agreement, interest on the Purchase Price and all advances shall accrue at a per annum interest rate equal to the greater of (i) 10% per annum, or (ii) the effective interest rate of the loan pursuant to the Loan Documents (as described in Section 1.2 of the Agreement), including any default interest rate interest payable to a borrower. Builder Finance’s share of such interest shall be calculated based on the actual days funded by Builder Finance. All other amounts payable by a borrower in respect of the obligations under the loan shall be determined in accordance with the Loan Documents. We will generally be the servicer of the loan.

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Pursuant to the procedures set forth in Sections 5.5 through 5.7 of the Agreement, the Company, upon written notice to Builder Finance, shall have the right at any time (the “Call Option”) to repurchase from Builder Finance the transferred rights to any senior loan. The Call Option purchase price for each senior loan shall be an amount equal to the then outstanding principal amount of the senior loan held by Builder Finance plus accrued interest, provided that if the aggregate interest paid to Builder Finance in respect of such senior loan as of the repurchase date shall be less than 4% of the total commitment amount of Builder Finance in respect of such senior loan, then the purchase price shall be increased by an amount equal to such shortfall. Similarly, Builder Finance, upon written notice to the Company, shall have the right at any time (the “Put Option”), to elect to require the Company to repurchase the transferred rights pertaining to any senior loan, or any portion of a senior loan held by Builder Finance. The Put Option purchase price shall be an amount equal to the outstanding principal amount of the senior loan held by Builder Finance plus accrued interest, provided that the aggregate put prices payable in respect of all senior loans put to us during any trailing 12 month period ending on the date of the put notice shall never exceed the Put Option Limit, which is an amount equal to 10% of all fundings made by Builder Finance to us under the senior loans during such 12 month period.

We agreed that until the prior payment of all amounts due to Builder Finance in respect of the senior loan and the transferred rights: (a) all payments by us or Builder Finance from or on behalf of borrowers under or pursuant to the Loan Documents will be applied first, to the payment of any amounts due to Builder Finance in respect of the senior loan and the transferred rights, and second, to the payment of any amounts due to us in respect of the subordinated loan; (b) all payments received by us or Builder Finance in connection with the foreclosure upon or other realization on any loan collateral will be applied first, to the payment of any amounts due to Builder Finance in respect of the senior loan and the transferred rights, and second, to the payment of any amounts due to us in respect of the subordinated loan; and (c) our rights in and to the loan collateral or any security interests granted under Loan Documents shall be subordinated to any and all rights of Builder Finance in and to such collateral and interests.

Unless otherwise agreed to in writing by the parties, the Agreement shall terminate: (a) when the entire indebtedness due under the Loan Documents for all senior loans held by Builder Finance shall have been paid, and we have paid to Builder Finance all amounts due under the Agreement, and no new amounts become due thereunder within 30 days thereafter; or (b) when all senior loans and subordinate loans and the rights under the Agreement relating thereto are owned and held by one person, firm or corporation for its own account for a period exceeding 30 days.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(All dollar [$] amounts shown in thousands.)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and the notes thereto contained elsewhere in this supplement.

Overview

We were organized in the Commonwealth of Pennsylvania in 2007 under the name 84 RE Partners, LLC and changed our name to Shepherd’s Finance, LLC on December 2, 2011. We converted to a Delaware limited liability company on March 29, 2012. Our business is focused on commercial lending to participants in the residential construction and development industry. We believe this market is underserved because of the lack of traditional lenders currently participating in the market. We are located in Jacksonville, Florida. Our operations are governed pursuant to our operating agreement.

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From 2007 through the majority of 2011, we were the lessor in three commercial real estate leases with a then affiliate, 84 Lumber Company. Beginning in late 2011, we began commercial lending to residential homebuilders. Our current loan portfolio is described more fully in this section under the sub heading “Commercial Construction and Development Loans.” We have a limited operating history as a finance company. We currently have nine paid employees, including our Executive Vice President of Operations. We currently use three employees to originate most of our new loans. Our office staff processes, underwrites, documents, and funds our loans. Our office staff also manages our investor relations and relationships with other debt holders. Our Board of Managers is comprised of Mr. Daniel M. Wallach and three independent managers – Bill Myrick, Eric Rauscher, and Kenneth R. Summers. Our officers are responsible for our day-to-day operations, while the Board of Managers is responsible for overseeing our business.

The commercial loans we extend are secured by mortgages on the underlying real estate. We extend and service commercial loans to small-to-medium sized homebuilders for the purchase of lots and/or the construction of homes thereon. In some circumstances, the lot is purchased with an older home on the lot which is then either removed or rehabilitated. If the home is rehabilitated, the loan is referred to as a “rehab” loan. We also extend and service loans for the purchase of undeveloped land and the development of that land into residential building lots. In addition, we may, depending on our cash position and the opportunities available to us, do none, any or all of the following: purchase defaulted unsecured debt from suppliers to homebuilders at a discount (and then secure that debt with real estate or other collateral), purchase defaulted secured debt from financial institutions at a discount, and purchase real estate in which we will operate our business. In February of 2017, we purchased a building in which we intend to operate once construction has been completed. We anticipate that construction will be completed in the summer of 2017.

Our Chief Executive Officer, Mr. Wallach, has been in the housing industry since 1985. He was the CFO of a multi-billion dollar supplier of building materials to home builders for 11 years. He also was responsible for that company’s lending business for 20 years. During those years, he was responsible for the creation and implementation of many secured lending programs to builders. Some of these were performed fully by that company, and some were performed in partnership with banks. In general, the creation of all loans, and the resolution of defaulted loans, was his responsibility, whether the loans were company loans or loans in partnership with banks. Through these programs, he was responsible for the creation of approximately $2,000,000 in loans which generated interest spread of $50,000, after deducting for loan losses. Through the years, he managed the development of systems for reducing and managing the risks and losses on defaulted loans. Mr. Wallach also was responsible for that company’s unsecured debt to builders, which reached over $300,000 at its peak. He also gained experience in securing defaulted unsecured debt.

We had $20,091 and $14,060 in loan assets as of December 31, 2016 and 2015, respectively. As of December 31, 2016, we have 69 construction loans in 15 states with 30 borrowers, and have three development loans in Pittsburgh, Pennsylvania. At the end of 2014 and again in April 2015, we entered into purchase and sale agreements for portions of our loans. The first loan portions sold under the program took place during the first quarter of 2015. These agreements have allowed us to increase our loan balances and commitments significantly in 2015 and 2016. In January of 2017, we entered into a line of credit agreement with a bank for $500. As of January 31, 2017 we had $3,417 in equity and $21,238 in loan assets.

We currently have eight sources of capital:

	December 31, 2016	December 31, 2015
Capital Source
Purchase and sale agreements	$7,322	$3,683
Secured line of credit from affiliates	-	-
Unsecured senior line of credit from a bank	-	-
Unsecured Notes through our public offering	11,221	8,496
Other unsecured debt	1,152	600
Preferred equity Series B units	1,150	1,010
Common equity	2,249	2,274

Total	$23,094	$16,063

Certain features of the purchase and sale agreement have added liquidity and flexibility, which have lessened the need for the lines of credit from affiliates. A new line of credit that we obtained from a bank also lessens the need for lines of credit from affiliates.

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Economic and Industry Dynamics

During the second half of the previous decade, the housing market was plagued by declining values and a lack of housing starts. Demand for residential construction loans was negatively impacted by the net decrease in housing starts (a key driver relative to commercial lending to residential homebuilders). The housing market started to decline in 2006, reached its bottom in 2008. More recently, values and starts have been rising, but are not back to historical norms as of December 31, 2016. See “Inflation, Interest Rates, and Housing Starts” later in this section. The decrease which started in 2006 followed 15 years of increases in housing starts. Home values also decreased during the housing start decline, but have returned to average numbers. The combination of these events, along with others, presented significant hurdles to residential homebuilders.

Due to the need to fund either part or all of the costs of their construction projects, homebuilders often have to work with lending institutions. The normal lending institutions (banks, S&L, credit unions, etc.) were all negatively impacted by the trends discussed above, which raised default rates and losses related to commercial lending loans issued to residential homebuilders. In fact, many state and federal regulators are discouraging community banks and lending institutions from lending to residential homebuilders.

We believe all the factors above present three significant opportunities. The first opportunity, and our primary focus, is to become the lender of choice or secondary lender to residential homebuilders during the absence of lending at the homebuilder’s local financial institution or community bank. Another is to purchase and securitize the loans made by building supply companies to those homebuilders. Finally, we may acquire deeply discounted defaulted debt from other financial institutions. While we have not entered into any transactions related to the final two opportunities, we will remain mindful of those opportunities to generate a return from such transactions.

Perceived Challenges and Anticipated Responses

The following is not intended to represent a comprehensive list or description of the risks or challenges facing the Company. Currently, our management is most focused on the following challenges along with the corresponding actions to address those challenges:

Perceived Challenges and Risks	Anticipated Management Actions/Response

Concentration of loan portfolio (i.e., how many of the loans are of one type, with any particular customer, or within any particular geography)	As of both December 31, 2016 and 2015, 37%, of our outstanding loan commitments consist of loans to one borrower, and the collateral is in one real estate market, Pittsburgh, Pennsylvania. Accordingly, the ultimate collectability of a significant portion of these loans is susceptible to changes in market conditions in that area. As of December 31, 2016, our next two largest customers make up 11% and 6%, respectively, of our loan commitments, with loans in Sarasota, Florida and Savannah, Georgia, respectively. As of December 31, 2015, our next two largest customers made up 22% and 6%, respectively, of our loan commitments, with loans in Sarasota, Florida and Columbia, South Carolina, respectively. In the upcoming years, we plan on increasing our geographic and builder diversity while continuing to focus on residential homebuilder customers.

Potential loan value-to-collateral value issues (i.e., being underwater on particular loans)	We manage this challenge by risk-rating both the geographic region and the builder, and then adjusting the loan-to-value (i.e., the loan amount versus the value of the collateral) based on risk assessments. Additionally, we collect a deposit up-front for construction loans.

Potential increases in interest rates, which would reduce operating income	We offer variable rate loans that incorporate a spread (i.e., profit) above the Company’s costs of funds to insulate it against this risk. A more detailed description is included in Interest Spread below.

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Liquidity

As in every financial institution, we manage our loan balances to builders with our capital structure in mind. We had six sources of capital as of December 31, 2016:

● Secured lines of credit from our members;

● Purchase and sale agreements which are treated like a secured borrowing;

● Our Notes offering;

● Other unsecured debt;

● Preferred equity(Series B); and

● Common equity.

In January of 2017 we added an unsecured line of credit from a bank.

We make decisions as to:

● What loans and to what customer(s) to make loan(s);

● What portions of loans to sell (under our purchase and sale agreements); and

● What interest rates and terms to offer to prospective Note holders.

These decisions are based on:

● Expected customer payoffs and borrowings;

● Expected Note redemptions;

● Expected new Note proceeds;

● Availability on our lines of credit;

● Unfunded commitments; and

● Loans we have agreed to make which have not closed yet.

Opportunities

Although we can give no assurance as to our success in our efforts, in the future, our management will focus its efforts on the following opportunities:

●	receiving money from the Notes and other sources of capital, sufficient to operate our business and allow for growth and diversification in our loan portfolio;

●	growing loan assets and the staffing and operations to handle it. We hire office staff as loan volume grows, and hire the origination staff, which is field based, as our liquidity allows for new loan originations. The goal for the field staff is to have a geographic coverage that eventually covers most of the continental U.S.;

●	replacing our existing lines of credit from our affiliates with lines of credit from financial institutions. We would like the maximum amount (the credit limit) to be 20% of our asset size, and our outstanding amounts to average 10% of our asset size. Certain features of the purchase and sale agreements have added liquidity and flexibility, which have lessened the need for the lines of credit. We added an unsecured line of credit in January of 2017;

●	producing a profit, and making distributions to our members to cover their tax burden from our operations, and, if possible, to give them a return on their investment; and

●	retaining earnings to grow the equity of the Company.

Understanding and Evaluating Our Operating Results

Our results of operations are driven by three major factors - interest spread, loan losses, and selling, general and administrative (SG&A) expenses.

Interest Spread

Interest spread is generally made up of the following three components:

● Difference between the interest rate received (on our loan assets) and the interest rate paid (on our borrowings).

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● Fee income. This fee is generally recognized over the life of the loan, based on the maximum allowed loan balance over the expected life of the loan. The amount of interest spread on these loans will depend on the life of the loans, as well as the fee percentage. As more competition comes into the residential construction lending market, we expect this portion of spread income to decrease as a percentage of assets.

● Amount of nonperforming assets. Since we are paying interest on all money we borrow, any asset created or funded with borrowed funds that does not have an interest return costs us money. There is an interest expense for us, with no interest income to offset it. Generally there are two types of nonperforming assets. The first is nonperforming loans and related foreclosed assets held, which do not generate interest income unless actually received in cash. The second nonperforming asset type is money borrowed which is not invested in loans. To mitigate the negative spread on unused borrowed funds (idle cash), we use our line of credit to handle daily liquidity. We would like to maintain a secured line of credit with a credit limit of 20% of our loan assets, and generally carry a balance of 10% of our loan assets on that line. This way, as money comes in from Notes or loan payoffs, it can be used to pay down the line, and as money goes out for Note redemptions and new loans created, money can be drawn on the line. This will help reduce any negative spread on idle cash. In January of 2017, we obtained an unsecured line of credit, with a maximum borrowing limit of $500, which is 2.5% of our loan assets as of December 31, 2016.

We calculate interest spread by taking the difference between interest income and expense, and, when we express it as a percentage, by dividing it by our weighted average outstanding loan balance.

Loan Losses

The second major factor in determining our profitability is loan losses. Losses on loans occur with nonperforming loans (i.e., when customers are unable to repay their interest and/or principal). Normally, the loss in this situation is the difference between the collateral value and the loan value, less any costs of disposal. Homes which were constructed in the mid 2000’s created significant losses because many homes were worth less when completed than the appraised value at the time the loan was created. Losses also occur in loans when homes are partly built at the point of default, or never built. Generally, a declining real estate market will be the primary driver for loan losses. We believe that while current values may fall in some real estate markets, in general, values are low and represent a lower risk than at many other times over the last eight years, and that over the last several years in general, values have been rising. Another type of loss relating to loans is the loss which occurs when the loan becomes a foreclosed asset. At the initial conversion from loan to foreclosed asset, there is a calculation of current value of the real estate vs. the loan amount. If this amount is a loss and has not been provided for previously through our allowance for loan losses, there will be a loss on our financial statements, typically in the loan loss provision. If there is a gain it will show up in non-interest income. If during the ownership of the asset there is a reason to further write the item down, this loss shows as a non-interest expense. If upon sale there is a gain or loss, those items show up as non-interest gains or losses. Even though these items don’t impact interest spread, they are important pieces of our financial statements.

SG&A Expenses

SG&A expenses for us are almost all of the expenses that are not interest and loan/foreclosed asset losses. In 2016 we increased SG&A as compared to 2015 due to paying our CEO, increases in the number of employees, loan and foreclosed asset expenses, legal and accounting, board related expenses, and advertising. Foreclosed asset expenses generally include subdivision HOA expenses, taxes, and legal expenses. We anticipate SG&A expenses increasing as our loan balance increases in 2017.

Critical Accounting Estimates

To assist in evaluating our consolidated financial statements, we describe below the critical accounting estimates that we use. We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period, or use of different estimates that we reasonably could have used, would have a material impact on our consolidated financial condition or results of operations.

Loan Losses

Loan losses, as applicable, are accounted for both on the consolidated balance sheets and the consolidated statements of operations. On the consolidated statements of operations, management estimates the amount of losses to capture during the current year. This current period amount incurred is referred to as the loan loss provision. The calculation of our allowance for loan losses, which appears on our consolidated balance sheets, requires us to compile relevant data for use in a systematic approach to assess and estimate the amount of probable losses inherent in our commercial lending operations and to reflect that estimated risk in our allowance calculations. We use the policy summarized as follows:

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We establish a collective reserve for all loans which are not more than 60 days past due at the end of a quarter. This collective reserve takes into account both historical information and a qualitative analysis of housing and other economic factors that may impact our future realized losses. For loans to one borrower with committed balances less than 10% of our total committed balances on all loans extended to all customers, we individually analyze for impairment all loans which are more than 60 days past due at the end of a quarter. For loans to one borrower with committed balances equal to or greater than 10% of our total committed balances on all loans extended to all customers, we individually analyze all loans for potential impairment. The analysis of loans, if required, includes a comparison of estimated collateral value to the principal amount of the loan. For impaired loans, if the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the allowance for loan loss. As values change, estimated loan losses may be provided for more or less than the previous period, and some loans may not need a loss provision based on payment history. For homes which are partially complete, we appraise on an as-is and completed basis, and use the one that more closely aligns with our planned method of disposal for the property.

For loans greater than 12 months in age that are individually evaluated for impairment, appraisals have been prepared within the last 13 months. For all loans individually evaluated for impairment, there is also a broker’s opinions of value (“BOV”) prepared, if the appraisal is more than six months old. The lower of any BOV prepared in the last six months, or the most recent appraisal, is used, unless we determine a BOV to be invalid based on the comparable sales used. If we determine a BOV to be invalid, we will use the appraised value. Appraised values are adjusted down for estimated costs associated with asset disposal. Broker’s opinion of selling price, currently valid sales contracts on the subject property, or representative recent actual closings by the builder on similar properties may be used in place of a broker’s opinion of value.

Appraisers are state certified, and are selected by first attempting to utilize the appraiser who completed the original appraisal report. If that appraiser is unavailable or unreasonably expensive, we use another appraiser who appraises routinely in that geographic area. BOVs are created by real estate agents. We try to first select an agent we have worked with, and then, if that fails, we select another agent who works in that geographic area.

Currently, fair value of collateral has the potential to impact the calculation of the loan loss provision. Specifically relevant to the allowance for loan loss reserve is the fair value of the underlying collateral supporting the outstanding loan balances. Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Due to a rapidly changing economic market, an erratic housing market, the various methods that could be used to develop fair value estimates, and the various assumptions that could be used, determining the collateral’s fair value requires significant judgment.

December 31, 2016
Loan Loss
Provision
Change in Fair Value Assumption	Higher/(Lower)
Increasing fair value of the real estate collateral by 30%*	$-
Decreasing fair value of the real estate collateral by 30%**	$46

* Increases in the fair value of the real estate collateral do not impact the loan loss provision, as the value generally is not “written up.”

**If the loans were nonperforming, assuming a book amount of the loans outstanding of $20,091, and the fair value of the real estate collateral on all outstanding loans was reduced by 30%, an addition to the loan loss provision of $46 would be required.

Foreclosed assets

Foreclosed assets, as applicable, are accounted for both on the consolidated balance sheets and the consolidated statements of operations. On the consolidated statements of operations, management estimates the amount of impairment to capture when a loan is converted to a foreclosed asset, the impairment when the value of an asset drops below its carrying amount, and any loss or gain upon final disposition of the asset. The calculation of the impairment, which appears on our consolidated balance sheets as a reduction in the asset, requires us to compile relevant data for use in a systematic approach to assess and estimate the value of the asset and therefore any required impairment thereof. We use the policy summarized as follows:

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For properties which exist in the condition in which we intend to sell them, we obtain an appraisal of the assets current value. We reduce the appraised value by 10% to account for selling costs. This amount is used to initially book the asset. Typically prior to the initial booking of the foreclosed asset, the loan has already been reserved to this level. If during ownership, the value of the foreclosed asset drops, an additional impairment is recorded. For assets that need to be improved prior to sale, the above calculation is performed at the time of the booking of the foreclosed asset (an appraisal “as-is”), but subsequent to that, we look at the to be completed value minus 10% and subtract off the estimated cost of remaining work to be done. If this results in additional impairment, it is booked in non-interest expense. For assets which are going to be improved, while the asset is a loan (before it becomes a foreclosed asset) the calculation of the specific loan loss reserve is done based on the to be completed value as compared to the book value plus estimated completion costs. This can result in an impairment at the initial booking of the foreclosed asset.

The fair value of real estate will impact our foreclosed asset value, which is booked at 100% of fair value (after selling costs are deducted). Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

December 31, 2016
Foreclosed
Assets
Change in Fair Value Assumption	Higher/(Lower)
Increasing fair value of the foreclosed asset by 30%*	$-
Decreasing fair value of the foreclosed asset by 30%	$(839)

* Increases in the fair value of the foreclosed assets do not impact the carrying value, as the value generally is not “written up.” Those gains would be recognized at the sale of the asset.

Amortization of Deferred Financing Costs

We amortize our deferred financing costs based on the effective interest method. As such, we make estimates for the duration of the future investment proceeds we anticipate receiving from our Notes offering. If this estimate is determined to be incorrect in the future, the rate at which we are amortizing the deferred financing costs as interest expense would be adjusted.

Currently, we anticipate a consistent average duration of 34 months for the Notes in our current offering. An increasing average duration over the remaining anticipated length of the Notes offering would decrease the amount of amortization reflected in interest in the next 12 months, and a decreasing average duration of investments over the remaining anticipated length would increase the amount reflected in the next 12 months.

Change in Anticipated Average Duration	Resulting adjustment needed to Interest Expense during the next 12 months Higher/(Lower)
Decreasing the average duration to 5 months for all remaining months of origination	$15
Increasing the average duration to 5 months for all remaining months of origination	$(11)

Other Loss Contingencies

Other loss contingencies are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Disclosure is required when there is a reasonable possibility that the ultimate loss will exceed the recorded provision. Contingent liabilities are often resolved over long time periods. Estimating probable losses requires analysis of multiple forecasts that often depend on judgments about potential actions by third parties such as courts, arbitrators, juries, or regulators.

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Accounting and Auditing Standards Applicable to “Emerging Growth Companies”

We are an “emerging growth company” under the recently enacted JOBS Act. For as long as we are an “emerging growth company,” we are not required to: (1) comply with any new or revised financial accounting standards that have different effective dates for public and private companies until those standards would otherwise apply to private companies, (2) provide an auditor’s attestation report on management’s assessment of the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (3) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer or (4) comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise. We intend to take advantage of such extended transition period. Since we will not be required to comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies, our consolidated financial statements may not be comparable to the financial statements of companies that comply with public company effective dates. If we were to subsequently elect to instead comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

Other Significant Accounting Policies

Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the consolidated financial statements. Policies related to credit quality information, fair value measurements, offsetting assets and liabilities, related party transactions and revenue recognition require difficult judgments on complex matters that are often subject to multiple and recent changes in the authoritative guidance. Certain of these matters are among topics currently under reexamination or have recently been addressed by accounting standard setters and regulators. Specific conclusions have not been reached by these standard setters, and outcomes cannot be predicted with confidence. Also, see Notes 1 and 2 to our consolidated financial statements, as they discuss accounting policies that we have selected from acceptable alternatives.

Consolidated Results of Operations

Key financial and operating data for the years ended December 31, 2016 and 2015 are set forth below. For a more complete understanding of our industry, the drivers of our business, and our current period results, this discussion should be read in conjunction with our consolidated financial statements, including the related notes and the other information contained in this document.

Accounting principles generally accepted in the United States of America (U.S. GAAP) require that we report financial and descriptive information about reportable segments and how these segments were determined. Our management determines the allocation and performance of resources based on operating income, net income and operating cash flows. Segments are identified and aggregated based on the products sold or services provided and the market(s) they serve. Based on these factors, management has determined that our ongoing operations are in one segment, commercial lending.

Below is a summary of our income statement for the following periods for the years ended December 31, 2016 and 2015:

	2016		2015

Net Interest Income
Interest and fee income on loans	$3,640		$1,863
Interest expense:
Interest related to secured borrowings	570		125
Interest related to unsecured borrowings	1,178		739
Interest expense	1,748		864

Net interest income	1,892		999
Less: Loan loss provision	16		59

Net interest income after loan loss provision	1,876		940

Non-Interest Income
Gain from foreclosure of assets	44		105
Gain from sale of foreclosed assets	28		-

Income	1,948		1,045

Non-Interest Expense
Selling, general and administrative	1,319	(1)	547
Impairment loss on foreclosed assets	111		-

Total non-interest expense	1,430		547

Net income	$518	(1)	$498

Earned distribution to preferred equity holder	107		100

Net income attributable to common equity holders	$411	(1)	$398

(1) We began paying our CEO effective January 1, 2016. Selling, general and administrative expenses were $403 higher due to those costs in 2016. Net income would have been $403 higher in 2016 without those costs.

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Interest Spread

The following table displays a comparison of our interest income, expense, fees and spread:

	For the Years Ended December 31,
(in thousands of dollars)	2016		2015
Interest Income		*		*
Interest income on loans	$2,415	13%	$1,156	12%
Fee income on loans	1,225	7%	707	7%
Interest and fee income on loans	3,640	20%	1,863	19%
Interest expense – secured	570	3%	125	1%
Interest expense – unsecured	911	5%	510	6%
Amortization of offering costs	267	2%	229	2%
Interest expense	1,748	10%	864	9%
Net interest income (spread)	1,892	10%	999	10%

Weighted average outstanding loan asset balance	$18,249		$9,848

*annualized amount as percentage of weighted average outstanding gross loan balance

There are three main components that can impact our interest spread:

● Difference between the interest rate received (on our loan assets) and the interest rate paid (on our borrowings). The loans we have originated have interest rates which are based on our cost of funds, with a minimum cost of funds of 5%. For most loans, the margin is fixed at 2%. Future loans are anticipated to be originated at approximately the same 2% margin. This component is also impacted by the lending of money with no interest cost (our equity). Our interest income on loans was higher in 2016 vs. 2015 by 1%. This increase was due to: 1) default interest charged to a borrower in 2016; 2) a higher interest rate charged to all of our borrowers (caused by an increase in our borrowing costs); 3) not recognizing interest in 2015 for a borrower we were foreclosing on; and 4) an increase in the rate we are charging on our development loans. Our interest expense increased in 2016 as we sought to increase our loan balances and found that we were able to do so by raising the interest rates we paid to our lenders, including the Notes program. Also we were using capital raised from debt to carry foreclosed assets, and while that raised our interest cost, it did not increase our weighted average outstanding loan balance.

The difference between the interest income and interest expense was 3% for both 2016 and 2015. We anticipate that interest cost and interest income will both rise as a percentage of loan balance, but that the difference between the interest income and interest expense will remain consistent with the past two years.

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● Fee income. Fee income is displayed in the table above. The two loans originated in December 2011 had a net origination fee of $924. This fee was recognized over the life of the loans, and has been fully recognized as of August, 2016. All of our construction loans have a 5% fee on the amount we commit to lend, which is amortized over the expected life of each of those loans. When loans pay back quicker than their expected life, the remaining unrecognized fee is recognized upon the termination of the loan. For both 2016 and 2015, fee income was 7% of the average outstanding balance on all loans. The decrease in fee income from the development loans in the later part of 2016 was offset by a higher percentage of our loans being construction loans. In the future, we anticipate creating loans with fees ranging between 4 and 5% of the maximum loan amount, and we anticipate that our fee percentage in 2017 vs. 2016 will be slightly higher due to construction loans being a higher portion of our balances in 2017. This increase will be partially offset in the first half of 2017 because the 2011 loans had fee income through July 2016.

● Amount of nonperforming assets. In 2015 we had loan assets we were foreclosing on which were not paying interest, and in 2016 we had no such loan assets. Real estate assets owned (after we foreclosed on loans and took possession of the property serving as collateral) do not have an interest return either, and the balance of those has risen during 2016 from $965 to $2,798. On December 31, 2016 and 2015, we carried cash balances of $1,566 and $1,341, respectively, which also do not have a material return. We anticipate that our nonperforming assets will decrease somewhat in relation to total assets during 2017, reducing the impact of nonperforming assets on our interest spread.

Loan Loss Provision

We recorded $16 and $17 in the years ended December 31, 2016 and 2015, respectively, in loss reserve related to our collective reserve (loans not individually impaired). In addition, we reserved $0 and $42 in the years ended December 31, 2016 and 2015, respectively, in our specific reserve (for loans individually impaired) specifically related to loans we were foreclosing on in 2015. We anticipate that the collective reserve will increase as our balances rise throughout 2017.

Non-Interest Income

We recognized foreclosed gains of $44 and $105 in the years ended December 31, 2016 and 2015, respectively, from the initial foreclosure of assets. This represents the difference between our loan book value and the appraised value, net of selling costs, of the real estate. We also sold a foreclosed asset in 2016 and recognized a gain of $28. We anticipate some similar small gains in 2017.

SG&A Expenses

The following table displays our SG&A expenses for the years ended December 31, 2016 and 2015:

	For the Years Ended December 31,
	2016	2015
Selling, general and administrative expenses
Legal and accounting	$167	$144
Salaries and related expenses	816	187
Board related expenses	112	105
Advertising	46	22
Rent and utilities	19	20
Printing	10	12
Loan and foreclosed asset expenses	62	16
Travel	35	15
Other	52	26
Total SG&A	$1,319	$547

Printing costs are both for printing of investor related material and for the filing of documents electronically with the SEC.

We began paying our CEO effective January 1, 2016. Our CEO’s total compensation (including bonus accrual and benefits) was approximately $403 and $0 for the years ended December 31, 2016 and 2015, respectively. We also have additional staff in the field and in the office. Advertising increased due to expenses related to new builder efforts. Loan and foreclosed asset expenses increased due to expenses related to having real estate which we foreclosed on. Travel expense was higher due to our field representatives and more site visits to potential loan jobsites. Legal expenses were up due to our growth. We anticipate additional expenses as we grow in 2017.

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Impairment loss on foreclosed assets

We recorded $111 and $0 in the years ended December 31, 2016 and 2015, respectively, in impairment losses of our foreclosed assets (real estate taken in foreclosure). These losses are generally due to either decreases in value or cost overruns in completion. We may have more impairment in 2017 either on our existing or acquired foreclosed assets.

Consolidated Financial Position

Cash and Cash Equivalents

We try to avoid borrowing on our line of credit from affiliates. To accomplish this, we must carry some cash for liquidity. This amount generally grows as our Company grows. At December 31, 2016 and 2015, we had $1,566 and $1,341, respectively, in cash. When we create new loans, they typically do not have significant outstanding loan balances for several months. We anticipate loan production to increase in 2017, therefore increasing the average amount of cash we may hold, unless we obtain a line of credit from a financial institution. In January 2017, we executed a line of credit with a bank with a maximum outstanding of $500, which should lessen somewhat the amount of cash we carry on our books.

Deferred Financing Costs, Net

Gross deferred financing costs were $1,014 and $935 as of December 31, 2016 and December 31, 2015, respectively. The accumulated amortization of those costs was $540 and $336 as of the same dates. We expect that the gross deferred financing amount will continue to increase over time as more of the anticipated financing costs are deferred when paid, and expensed over the life of the debt associated with the financing using the effective interest method. We also expect that the amortization expense and the accumulated amortization will increase in 2016 as compared to 2015.

The deferred financing costs are reflected as a reduction in the unsecured notes offering liability. The Company adopted the guidance on the presentation of debt issuance costs on January 1, 2016, as required. As a result, the Company retrospectively applied the guidance to the 2015 Consolidated Balance Sheet by reclassifying $599 of deferred financing costs previously classified in the assets section.

The following is a roll forward of deferred financing costs for the years ended December 31, 2016 and 2015:

	2016	2015
Deferred financing costs, beginning balance	$935	$737
Additions	79	198
Deferred financing costs, ending balance	$1,014	$935
Less accumulated amortization	(603)	(336)
Deferred financing costs, net	$411	$599

The following is a roll forward of the accumulated amortization of deferred financing costs for the years ended December 31, 2016 and 2015:

	2016	2015
Accumulated amortization, beginning balance	$336	$107
Additions	267	229
Accumulated amortization, ending balance	$603	$336

Loans Receivable

In December 2011, we originated two new loans and assumed a lender’s position on a third loan, which, net of unearned loan fees, had total balances of $4,082 and $6,004 as of December 31, 2016 and 2015, respectively. These loans were all to borrowers that are affiliated with each other, and are cross-collateralized. Collectively, the development loans are referred to herein as the “Pennsylvania Loans.” No individual impairment has been deemed necessary for these loans. The purpose of the loans was to develop two subdivisions in a suburb of Pittsburgh, Pennsylvania. The Hamlets subdivision is a five phase subdivision of 81 lots, of which 62 have been developed and sold, 19 are developed and not sold, as of December 31, 2016. The Tuscany subdivision is a single phase 18 lot subdivision, with four lots remaining as of December 31, 2016. A portion of the collateral of the Pennsylvania Loans is preferred equity interests in us (see Risk Factor “Currently, we are reliant on a single developer and homebuilder, the Hoskins Group, for a significant portion of our revenues and a portion of our capital.”).

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The borrower also owns preferred equity in us which serves as collateral for the Pennsylvania Loans. There is no liquid market for the preferred equity, so we can give no assurance as to our ability to generate any amount of proceeds from that collateral. Beginning in December 2015, the Hoskins Group invests in our preferred equity in an amount equal to $10 per closing of a lot payoff in the Hamlets or Tuscany subdivisions. The terms and conditions of the Pennsylvania Loans are set forth in further detail below.

We have other borrowers, all of whom borrow money for the purpose of building new homes.

Commercial Loans – Real Estate Development Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for land development as of December 31, 2016. The Pennsylvania loans below are the Pennsylvania Loans discussed above.

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount		Amount Outstanding	Loan to Value Ratio(2)	Loan Fee
Pennsylvania	1	3	$6,586	$5,931	(3)	$4,082	62%	$1,000
Total	1	3	$6,586	$5,931		$4,082	62%	$1,000

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid and third-party mortgage balances. Part of this collateral is $1,150 of preferred equity in our Company. In the event of a foreclosure on the property securing certain of our loans, a portion of our collateral is preferred equity in our Company, which might be difficult to sell, which could impact our ability to eliminate the loan balance.

(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value.

(3)	The commitment amount does not include letters of credit and cash bonds, as the sum of the total balance outstanding including the cash bonds plus the letters of credit and remaining to fund for construction is less than the $5,931 commitment amount.

The following is a summary of our loan portfolio to builders for land development as of December 31, 2015. The Pennsylvania loans below are the Pennsylvania Loans discussed above.

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount		Amount Outstanding	Loan to Value Ratio(2)	Loan Fee
Pennsylvania	1	3	$7,902	$6,456	(3)	$6,118	77%	$1,000
Total	1	3	$7,902	$6,456		$6,118	77%	$1,000

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid and third party mortgage balances. Part of this collateral is $1,010 of preferred equity in our Company. In the event of a foreclosure on the property securing certain of our loans, a portion of our collateral is preferred equity in our Company, which might be difficult to sell, which could impact our ability to eliminate the loan balance.

(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value.

(3)	The commitment amount includes letters of credit and cash bonds.

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Commercial Loans – Construction Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2016.

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Amount Outstanding	Loan to Value Ratio(2)		Loan Fee
Colorado	1	3	$1,615	$1,131	$605	70%		5%
Connecticut	1	1	715	500	479	70%		5%
Delaware	1	2	244	171	40	70%		5%
Florida	7	15	14,014	8,548	4,672	61%		5%
Georgia	4	9	6,864	4,249	2,749	62%		5%
Idaho	1	1	319	215	205	67%		5%
Michigan	1	1	210	126	118	60%		5%
New Jersey	1	3	977	719	528	74%		5%
New York	1	4	1,745	737	685	42%		5%
North Carolina	2	2	1,015	633	216	62%		5%
Ohio	1	1	1,405	843	444	60%		5%
Pennsylvania	2	15	12,725	6,411	5,281	50%		5%
South Carolina	5	7	2,544	1,591	783	63%		5%
Tennessee	1	3	1,080	767	430	71%		5%
Utah	1	2	715	500	252	70%		5%
Total	30	69	$46,187	$27,141	$17,487	59	%(3)	5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2015.

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount	Amount Outstanding	Loan to Value Ratio(2)		Loan Fee
Colorado	1	4	$2,160	$1,519	$830	70%		5%
Connecticut	1	1	715	500	251	70%		5%
Delaware	1	2	1,074	671	105	63%		5%
Florida	3	10	10,683	6,440	4,378	60%		5%
Georgia	2	3	3,916	2,278	712	58%		5%
New Jersey	1	2	510	357	268	70%		5%
North Carolina	1	2	385	270	172	70%		5%
Pennsylvania	2	6	4,107	2,391	1,275	58%		5%
South Carolina	2	16	2,395	1,699	1,136	71%		5%
Total	14	46	$25,945	$16,125	$9,127	62	%(3)	5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

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Financing receivables are comprised of the following as of December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015

Commercial loans, gross	$21,569	$15,247
Less: Deferred loan fees	(618)	(628)
Less: Deposits	(861)	(521)
Plus: Deferred origination expense	55	-
Less: Allowance for loan losses	(54)	(38)

Commercial loans, net	$20,091	$14,060

Roll forward of commercial loans for the years ended December 31, 2016 and 2015:

	2016	2015

Beginning balance	$14,060	$8,097
Additions	23,184	13,760
Payoffs/sales	(15,168)	(6,436)
Moved to foreclosed assets	(1,639)	(767)
Change in deferred origination expense	55	-
Change in builder deposit	(340)	(387)
Change in loan loss provision	(16)	(17)
New loan fees	(1,270)	(897)
Earned loan fees	1,225	707

Ending balance	$20,091	$14,060

Finance Receivables – Method of impairment calculation:

	December 31, 2016	December 31, 2015

Performing loans evaluated individually	$11,865	$9,971
Performing loans evaluated collectively	8,226	4,089
Non-performing loans without a specific reserve	-	-
Non-performing loans with a specific reserve	-	-

Total	$20,091	$14,060

Below is an aging schedule of loans receivable as of December 31, 2016, on a recency basis:

	No. Accts.	Unpaid Balances	%
Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	71	$17,460	87%
60-89 days	1	2,631	13%
90-179 days	-	-	0%
180-269 days	-	-	0%

Subtotal	72	$20,091	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	-	$-	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	-	$-	0%

Total	72	$20,091	100%

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Below is an aging schedule of loans receivable as of December 31, 2015, on a recency basis:

	No. Accts.	Unpaid Balances	%
Current loans (current accounts and accounts on which more than 50% of an original contract payment was made in the last 59 days)	49	$14,060	100%
60-89 days	-	-	0%
90-179 days	-	-	0%
180-269 days	-	-	0%

Subtotal	49	$14,060	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	-	$-	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	-	$-	0%

Total	49	$14,060	100%

Below is an aging schedule of loans receivable as of December 31, 2016, on a contractual basis:

	No. Accts.	Unpaid Balances	%
Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	71	$17,460	87%
60-89 days	1	2,631	13%
90-179 days	-	-	0%
180-269 days	-	-	0%

Subtotal	72	$20,091	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	-	$-	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	-	$-	0%

Total	72	$20,091	100%

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Below is an aging schedule of loans receivable as of December 31, 2015, on a contractual basis:

	No. Accts.	Unpaid Balances	%
Contractual Terms - All current Direct Loans and Sales Finance Contracts with installments past due less than 60 days from due date.	49	$14,060	100%
60-89 days	-	-	0%
90-179 days	-	-	0%
180-269 days	-	-	0%

Subtotal	49	$14,060	100%

Interest only accounts (Accounts on which interest, deferment, extension and/or default charges were received in the last 60 days)	-	$-	0%

Partial Payment accounts (Accounts on which the total received in the last 60 days was less than 50% of the original contractual monthly payment. “Total received” to include interest on simple interest accounts, as well as late charges on deferment charges on pre-computed accounts.)	-	$-	0%

Total	49	$14,060	100%

Foreclosed Assets

Roll forward of Foreclosed Assets for the years ended December 31, 2016 and 2015:

	2016	2015

Beginning balance	$965	$-
Additions from loans	1,813	880
Additions for construction/development	566	85
Sale of foreclosed assets	(463)	-
Gain on sale	28	-
Impairment loss on foreclosed assets	(111)	-

Ending balance	$2,798	$965

We foreclosed on five properties during 2015, of which four were acquired at the foreclosure sale and one was acquired via a deed in lieu of foreclosure. Three of the properties were lots in Georgia. We had an agreement with a builder to build a house on one of the lots which was completed in 2016 and sold and closed in November of 2016. We recorded a gain of $28 as a result of that sale. We will likely start construction on another home on one of the lots early in 2017. Two of the properties were partially completed homes in Louisiana, one has been finished and work is proceeding to complete the second of these homes. Those homes were reappraised and impaired for $111 based on a declining value and cost overruns. We acquired one property via a deed in lieu of foreclosure during 2016. This property is a beach lot in Sarasota, Florida with a sales contract with contingencies scheduled to close in March of 2017.

Customer Interest Escrow

The Pennsylvania Loans called for a funded interest escrow account which was funded with proceeds from the Pennsylvania Loans. The initial funding on that interest escrow was $450. The balance as of December 31, 2016 and 2015 was $541 and $267, respectively. To the extent the balance is available in the interest escrow, interest due on certain loans is deducted from the interest escrow on the date due. The interest escrow is increased by 20% of lot payoffs on the same loans, and by interest and/or distributions on the SF Loan and Hoskins Group preferred equity. All of these transactions are noncash to the extent that the total escrow amount does not need additional funding. The interest escrow is also used to contribute to the reduction of the $400 subordinated mortgage upon certain lot sales of the collateral of that loan.

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Sixteen and ten other loans active as of December 31, 2016 and 2015, respectively, also have interest escrows. The cumulative balance of all interest escrows other than the Pennsylvania Loans was $271 and $231 as of December 31, 2016 and 2015, respectively.

Roll forward of interest escrow for the years ended December 31, 2016 and 2015:

	2016	2015

Beginning balance	$498	$318
+ SF Loan interest and preferred equity dividends	104	82
+ Additions from Pennsylvania Loans	926	562
+ Additions from other loans	430	328
- Interest and fees	(1,109)	(755)
- Repaid to borrower or used to reduce principal	(37)	(37)

Ending balance	$812	$498

Notes Payable Unsecured

At the same time that we extended the Pennsylvania Loans in December 2011, we assumed a note payable to our borrowing customer for $1,500, which was the balance until December 2014. This loan was unsecured and had the same priority as the Notes. It was also collateral for the loans we extended to this customer. In December 2014, we converted $1,000 of this note payable to preferred equity and moved $125 of the note payable to the interest escrow. In January 2015, we repaid the remaining $375 to the borrower. In addition, we owed $11,221 and $8,496 in Notes payable under our Notes offering as of December 31, 2016 and 2015, respectively. In August 2015, we borrowed $500 through a note with Seven Kings Holdings, Inc. (“7Kings”), which is currently due in February of 2017. We also have four notes to third parties for $652 the majority of which are due in 2020. We expect our Notes payable unsecured balance to increase as we raise funds in our Notes offering.

Notes Payable Related Party

We have two lines of credit from affiliates, which had a combined, outstanding balance of $0 as of both December 31, 2016 and 2015. We had $1,500 available to us on the affiliate lines as of both December 31, 2016 and 2015, although there is no obligation of the affiliates to lend money up to the note amount. We intend to have a line of credit or multiple lines of credit in the future, and intend to eventually replace these lines from affiliates with lines from unrelated financial institutions. Certain features of the purchase and sale agreement with the Loan Purchaser have added liquidity and flexibility, which have lessened the need for the lines of credit from affiliates. In January of 2017, we executed a line of credit with a bank with a maximum outstanding balance of $500.

S.K. Funding, LLC (“S.K. Funding”), an affiliate of 7Kings, owns 4% of our common equity. S.K. Funding is also a buyer in a purchase and sale agreement where we are the seller. 7Kings is an investor in our notes program for $500 and has a $500 unsecured note due from us.

Purchase and Sale Agreements

In December 2014, the Company entered into a purchase and sale agreement with 1st Financial Bank USA whereby the purchaser may buy loans offered to it by us, and we may be obligated to offer certain loans to purchaser. Purchaser is buying senior positions in the loans they purchase, originally 50%, 70% on new loans as of January 2017, of each loan. Purchaser generally receives the interest rate we charge the borrower (with a floor of 10%) on their portion of the loan balance, and we receive the rest of the interest and all of the loan fee. We service the loans. There is an unlimited right for us to call any loan sold, however in any case of such call, a minimum of 4% of the commitment amount of purchaser must have been received by purchaser in interest, or we must make up the difference. Also, the purchaser has a put option, which is limited to 10% of the funding provided by purchaser under all loans purchased in the trailing 12 months.

20

In April 2015, the Company entered into a purchase and sale agreement with 7Kings as purchaser and the Company as seller, whereby 7Kings buys loans offered to it by us, providing that their portions of the loans always total less than $1,500. On or about May 7, 2015, 7Kings assigned its right and interest in the purchase and sale agreement to S.K. Funding, an affiliate of 7Kings. S.K. Funding may adjust the $1,500 with notice, but such change will not cause a buyback by us. S.K. Funding is buying pari-passu positions in the loans they purchase, generally 50% of each loan. S.K. Funding generally receives a 9% interest rate on its portion of the loan balance, and we receive the rest of the interest and all of the loan fees. We service the loans. There is an unlimited right for us to call any loan sold. This transaction is accounted for as a secured line of credit. In the fourth quarter of 2015, we entered into a modification of our agreement with S.K. Funding whereby S.K. Funding agreed to buy priority interests of $1,000 each in two large loans we originated. In the first quarter of 2016, after one of the $1,000 loans repaid, we entered into an additional modification whereby S.K. Funding agreed to buy priority interests totaling $2,000 in a total of three large loans we originated. The interest rate for the loans covered by these modifications is 9.5% to S.K. Funding. On June 30, 2016, one of those two loans was terminated with a deed in lieu of foreclosure. The property is owned by us, and we owe S.K. Funding $1,000 on that property (secured by mortgage) to be repaid upon the sale of the property. This amount is still covered by our purchase and sale agreement and is included in the totals in the chart below. Two more amendments were signed in the fourth quarter of 2016 allowing for more priority purchases of loans under the same terms as the first two amendments. On December 31, 2015, S.K. Funding purchased 4% of our common equity from the Wallach family.

The purchase and sale agreements are recorded as secured borrowings.

The purchase and sale agreements are detailed below:

	December 31, 2016		December 31, 2015
	Book Value of	Due From	Book Value of	Due From
	Loans which	Shepherd’s	Loans which	Shepherd’s
	Served as	Finance to Loan	Served as	Finance to Loan
	Collateral	Purchaser	Collateral	Purchaser
Loan purchaser
1st Financial Bank, USA	$5,779	$2,517	$2,723	$1,061
S.K. Funding, LLC	7,770	4,805	4,522	2,622

Total	$13,549	$7,322	$7,245	$3,683

The $7,770 of loans which served as collateral for S.K. Funding does not include the book value of the foreclosed assets which also secure their position, which amount is $1,813.

Priority of Borrowings

The following table displays our borrowings and a ranking of priority. The lower the number, the higher the priority. The bank line of credit did not start until January 2017, but is listed to better your understanding:

	Priority Rank	December 31, 2016	December 31, 2015
Borrowing Source
Purchase and sale agreements	1	$7,322	$3,683
Secured line of credit from affiliates	2	-	-
Bank line of credit debt (senior unsecured)	3	-	-
Other unsecured debt (senior subordinated)	4	279	-
Unsecured Notes through our public offering	5	11,221	8,496
Other unsecured debt (subordinated)	5	700	600
Other unsecured debt (junior subordinated)	6	173	-

Total		$19,695	$12,779

21

Contractual Obligations

We currently have seven notes outstanding outside of the public offering. Two notes to affiliates are demand notes established on December 30, 2011, with balances of $0 as of both December 31, 2016 and 2015. We also have an unsecured note from 7Kings for $500 due in 2017 and four from unrelated third parties for $452 due mostly in 2020. We have secured debt as well, which is due when the loan collateral is repaid by the borrower. Their maturities are estimated in the table below. The following table shows the maturity of outstanding debt as of December 31, 2016.

Year Maturing	Total Amount Maturing	Public Offering	Other Unsecured	Purchase and Sale Agreements

2017	$10,838	$3,116	$600	$7,322
2018	2,516	2,516	-	-
2019	3,011	3,011	-	-
2020	3,330	2,578	552	-

Total	$19,695	$11,221	$1,152	$7,322

We are obligated to lend money to customers based on agreements we have with them. We do not always have the maximum amount obligated outstanding at any given time. The amount we have not loaned, but are obligated to lend, under certain conditions is a potential liquidity use. This amount was $11,503 as of December 31, 2016 and $7,332 as of December 31, 2015. See Note 9 of our consolidated 2016 financial statements for more information regarding contractual obligations.

Liquidity and Capital Resources

Our operations are subject to certain risks and uncertainties, particularly related to the concentration of our current operations, a significant portion of which are to a single customer and geographic region, as well as the evolution of the current economic environment and its impact on the United States real estate and housing markets. Both the concentration of risk and the economic environment could directly or indirectly cause or magnify losses related to certain transactions and access to and cost of adequate financing.

The Company’s anticipated primary sources of liquidity going forward are:

●	The purchase and sale agreements, which are allowing for a significant increase in loan balances;

●	The continued issuance of Notes to the general public through our second public Notes offering, which was declared effective by the SEC on September 29, 2015, and has been registered and declared effective in 44 states as of December 31, 2016. We began to advertise for our Notes offerings in March 2013 and received an aggregate of approximately $11,221 and $8,496 in Notes proceeds as of December 31, 2016 and 2015, respectively (net of redemptions). We anticipate continuing our capital raising efforts in 2017, focusing on the efforts that have proven fruitful;

●	Interest income and/or principal repayments related to the loans. The Company’s ability to fund its operations remains dependent upon the ability of our largest borrower, whose loan commitments represented 37% our total outstanding loan commitments as of both December 31, 2016 and 2015, to continue paying interest and/or principal. The risk of our largest customer not paying interest is mitigated in the short term by having an interest escrow, which had a balance of $541 and $267 as of December 31, 2016 and 2015, respectively. While a default by this large customer could impact our cash flow and/or profitability in the long term, we believe that, in the short term, a default might impact profitability, but not liquidity, as we are generally not receiving interest payments from the customer on the development loan portion of the customer’s balance while the customer is performing (this interest is being credited from the interest escrow). This customer is in good standing with us and is current on their construction loan interest payments. As of December 31, 2016, our next two largest customers make up 11% and 6% respectively of our loan commitments, with loans in Sarasota, Florida and Savannah, Georgia, respectively. As of December 31, 2015, our next two largest customers made up 22% and 6% respectively of our loan commitments, with loans in Sarasota, Florida and Columbia, South Carolina, respectively;

●	Funds from the sale of foreclosed assets, net of any debt which we might have on those assets;

●	Funds borrowed from our bank line (which was effective in January of 2017); and

●	Funds borrowed from affiliated creditors.

22

We generated net income of $518 and $498 for the years ended December 31, 2016 and 2015, respectively and cash flow from operations of $1,568 and $1,322 for the same periods. At December 31, 2016 and 2015, we had cash on hand of $1,566 and $1,341, respectively, and our outstanding debt totaled $19,695 and $12,779, respectively, of which $7,322 and $3,683 was secured, respectively. The secured amount is from our purchase and sale agreements, which add liquidity and allow us to expand our business. As of December 31, 2016 and 2015, the amount that we have not loaned, but are obligated to potentially lend to our customers based on our agreements with them, was $11,503 and $7,332, respectively. Our availability on our line of credit from our members was $1,500 at both December 31, 2016 and 2015. Our members are not obligated to fund requests under our line of credit.

Our current plan is to expand the commercial lending program by using current liquidity and available funding (including funding from our Notes program).

To help manage our liquidity, we:

●	Do not offer demand deposits (for instance, a checking account). We manage the duration of our notes through the interest rates we offer at any time;

●	Fund loan requests with varying sources of capital, not just our Notes offering; and

●	Match our interest rate to our borrower to our cost of funds.

We currently (or may in the future) use liquidity to:

●	make payments on other borrowings, including loans from affiliates and banks;

●	pay Notes on their scheduled due date and Notes that we are required to redeem early;

●	make interest payments on the Notes; and

●	to the extent we have remaining net proceeds and adequate cash on hand, fund any one or more of the following activities:

●	to extend commercial construction loans to homebuilders to build single or multi-family homes or develop lots;

●	to make distributions to equity owners, including the preferred equity owners;

●	for working capital and other corporate purposes;

●	to purchase defaulted secured debt from financial institutions at a discount;

●	to purchase defaulted unsecured debt from suppliers to homebuilders at a discount and then secure it with real estate or other collateral;

●	to purchase real estate, in which we will operate our business, which occurred in February of 2017; and

●	to redeem Notes which we have decided to redeem prior to maturity.

In the fourth quarter of 2016, the Company signed an agreement to buy the shell of an office building in which to operate, located near its current office in Jacksonville, Florida. The Company will close on this building purchase in the first quarter of 2017, and will need to fund the cost of the interior build out. The Company anticipates the total cost to be approximately $850, and intends to seek reasonable bank financing for a portion of that, if available.

Inflation, Interest Rates, and Housing Starts

Since we are in the housing industry, we are affected by factors that impact that industry. Housing starts impact our customers’ ability to sell their homes. Faster sales mean higher effective interest rates for us, as the recognition of fees we charge is spread over a shorter period. Slower sales mean lower effective interest rates for us. Slower sales are likely to increase the default rate we experience.

23

Housing inflation has a positive impact on our operations. When we lend initially, we are lending a percentage of a home’s expected value, based on historical sales. If those estimates prove to be low (in an inflationary market), the percentage we loaned of the value actually decreases, reducing potential losses on defaulted loans. The opposite is true in a deflationary housing price market. It is our opinion that values are average in many of the housing markets in the U.S. today, and our lending against these values is safer than loans made by financial institutions in 2006 to 2008.

Interest rates have several impacts on our business. First, rates affect housing (starts, home size, etc.). High long term interest rates may decrease housing starts, having the effects listed above. Higher interest rates will also affect our investors. We believe that there will be a spread between the rate our Notes yield to our investors and the rates the same investors could get on deposits at FDIC insured institutions. We also believe that the spread may need to widen if these rates rise. For instance, if we pay 7% above average CD rates when CDs are paying 0.5%, when CDs are paying 3%, we may have to have a larger than 7% difference. This may cause our lending rates, which are based on our cost of funds, to be uncompetitive. High interest rates may also increase builder defaults, as interest payments may become a higher portion of operating costs for the builder. Below is a chart showing three year U.S. treasury rates, which are being used by us here to approximate CD rates. Short term interest rates have risen slightly but are generally low historically.

Market Yield on U.S. Treasury Securities at 3-Year Constant Maturity

Year	Yield	Year	Yield	Year	Yield	Year	Yield	Year	Yield	Year	Yield
		1970	7.29%	1980	11.51%	1990	8.26%	2000	6.22%	2010	1.11%
		1971	5.66%	1981	14.46%	1991	6.82%	2001	4.09%	2011	0.75%
1962	3.47%	1972	5.72%	1982	12.93%	1992	5.30%	2002	3.10%	2012	0.38%
1963	3.67%	1973	6.96%	1983	10.45%	1993	4.44%	2003	2.10%	2013	0.54%
1964	4.03%	1974	7.84%	1984	11.92%	1994	6.27%	2004	2.78%	2014	0.90%
1965	4.22%	1975	7.50%	1985	9.64%	1995	6.25%	2005	3.93%	2015	1.02%
1966	5.23%	1976	6.77%	1986	7.06%	1996	5.99%	2006	4.77%	2016	1.00%
1967	5.03%	1977	6.68%	1987	7.68%	1997	6.10%	2007	4.35%
1968	5.68%	1978	8.29%	1988	8.26%	1998	5.14%	2008	2.24%
1969	7.02%	1979	9.70%	1989	8.55%	1999	5.49%	2009	1.43%

(Source: Federal Reserve)

Housing prices are also generally correlated with housing starts, so that increases in housing starts usually coincide with increases in housing values, and the reverse is generally true. Below is a graph showing single family housing starts from 2000 through today.

24

Source: U.S. Census Bureau

To date, changes in housing starts, CD rates, and inflation have not had a material impact on our business.

Off-Balance Sheet Arrangements

As of December 31, 2016, we had no off-balance sheet transactions, nor do we currently have any such arrangements or obligations.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements for a description of new or recent accounting pronouncements.

Subsequent Events

See Note 12 to our consolidated financial statements for subsequent events.

25

Financial Statements

24

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and

Members of Shepherd’s Finance, LLC

We have audited the accompanying consolidated balance sheets of Shepherd’s Finance, LLC and affiliate (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in members’ capital, and cash flows for each of the years in the two-year period ended December 31, 2016. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Carr, Riggs & Ingram, LLC

March 2, 2017
Enterprise, Alabama

F-1

Shepherd’s Finance, LLC

Consolidated Balance Sheets

As of December 31, 2016 and 2015

(in thousands of dollars)	2016	2015

Assets
Cash and cash equivalents	$1,566	$1,341
Accrued interest on loans	280	146
Loans receivable, net	20,091	14,060
Foreclosed assets	2,798	965
Other assets	151	14
Total assets	$24,886	$16,526
Liabilities and Members’ Capital
Customer interest escrow	$812	$498
Accounts payable and accrued expenses	1,363	539
Notes payable secured	7,322	3,683
Notes payable unsecured, net of deferred financing costs	11,962	8,497
Due to preferred equity member	28	25
Total liabilities	21,487	13,242

Commitments and Contingencies (Notes 4 and 8)

Series B preferred equity	1,150	1,010
Class A common equity	2,249	2,274
Members’ capital	3,399	3,284

Total liabilities and members’ capital	$24,886	$16,526

The accompanying notes are an integral part of these consolidated financial statements.

F-2

Shepherd’s Finance, LLC

Consolidated Statements of Operations

For the years ended December 31, 2016 and 2015

(in thousands of dollars)	2016	2015

Net Interest Income
Interest and fee income on loans	$3,640	$1,863
Interest expense:
Interest related to secured borrowings	570	125
Interest related to unsecured borrowings	1,178	739
Interest expense	1,748	864

Net interest income	1,892	999
Less: Loan loss provision	16	59

Net interest income after loan loss provision	1,876	940

Non-Interest Income
Gain from foreclosure of assets	44	105
Gain from sale of foreclosed assets	28	–

Income	1,948	1,045

Non-Interest Expense
Selling, general and administrative	1,319	547
Impairment loss on foreclosed assets	111	–

Total non-interest expense	1,430	547

Net income	$518	$498

Earned distribution to preferred equity holder	107	100

Net income attributable to common equity holders	$411	$398

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Shepherd’s Finance, LLC

Consolidated Statements of Changes In Members’ Capital

For the years ended December 31, 2016 and 2015

(in thousands of dollars)	2016	2015

Members’ capital, beginning balance	$3,284	$3,057
Net income	518	498
Contributions from members (preferred)	140	10
Earned distributions to preferred equity holder	(107)	(100)
Distributions to common equity holders	(436)	(181)

Members’ capital, ending balance	$3,399	$3,284

The accompanying notes are an integral part of these consolidated financial statements.

F-4

Shepherd’s Finance, LLC

Consolidated Statements of Cash Flows

For the years ended December 31, 2016 and 2015

(in thousands of dollars)	2016	2015

Cash flows from operations
Net income	$518	$498
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Amortization of deferred financing costs	267	229
Provision for loan losses	16	59
Net loan origination fees deferred (earned)	45	190
Change in deferred origination expense	(55)	–
Impairment of foreclosed assets	111	–
Gain from sale of foreclosed assets	(28)	–
Gain on foreclosure of assets	(44)	(105)
Net change in operating assets and liabilities
Other assets	(137)	(1)
Accrued interest on loans	(263)	(68)
Customer interest escrow	314	180
Accounts payable and accrued expenses	824	340

Net cash provided by (used in) operating activities	1,568	1,322

Cash flows from investing activities
Loan originations and principal collections, net	(7,677)	(6,987)
Investment in foreclosed assets	(566)	(85)
Proceeds from sale of foreclosed assets	463	–

Net cash provided by (used in) investing activities	(7,780)	(7,072)

Cash flows from financing activities
Contributions from members (preferred)	140	10
Distributions to members	(540)	(256)
Proceeds from secured notes payable	8,882	5,314
Repayments of secured notes payable	(5,243)	(1,631)
Proceeds from unsecured notes payable	5,524	4,337
Redemptions/repayments of unsecured notes payable	(2,247)	(1,043)
Deferred financing costs paid	(79)	(198)

Net cash provided by (used in) financing activities	6,437	6,533

Net increase (decrease) in cash and cash equivalents	225	783

Cash and cash equivalents
Beginning of period	1,341	558

End of period	$1,566	$1,341

Supplemental disclosure of cash flow information
Cash paid for interest	$1,002	$326

Non-cash investing and financing activities
Earned but not paid distribution of preferred equity holder	$28	$25
Foreclosed assets acquired in the settlement of loans	$1,813	$965
Accrued interest reduction due to foreclosure	$130	$–
Net change in loan origination fees due to foreclosure	$(55)	$–

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Shepherd’s Finance, LLC

Notes to Consolidated Financial Statements

Information presented throughout these notes to the consolidated financial statements is in thousands of dollars.

1. Description of Business

Shepherd’s Finance, LLC and subsidiary (the “Company”, “we” or “our”) was originally formed as a Pennsylvania limited liability company on May 10, 2007. We are the sole member of a consolidating subsidiary, 84 REPA, LLC. The Company operated pursuant to an operating agreement by and among Daniel M. Wallach and the members of the Company from its inception through March 29, 2012, at which time it adopted an amended and restated operating agreement.

The Company lends money to residential homebuilders to construct single family homes, to develop undeveloped land into residential building lots, and to purchase and improve for sale older homes. The loans are extended to residential homebuilders and, as such, are commercial loans. We lend in fifteen states as of December 31, 2016.

2. Summary of Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements include the consolidated accounts of the Company’s subsidiary and reflect all adjustments (all of which are normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the consolidated financial position, operating results, and cash flows for the periods. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. It is reasonably possible that market conditions could deteriorate, which could materially affect our consolidated financial position, results of operations and cash flows. Among other effects, such changes could result in the need to increase the amount of our allowance for loan losses and impair our foreclosed assets.

Operating Segments

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting, requires that the Company report financial and descriptive information about reportable segments and how these segments were determined. We determine the allocation of resources and performance of business units based on operating income, net income and operating cash flows. Segments are identified and aggregated based on products sold or services provided. Based on these factors, we have determined that the Company’s operations are in one segment, commercial lending.

Revenue Recognition

Interest income generally is recognized on an accrual basis. The accrual of interest is generally discontinued on all loans past due 90 days or more. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through liquidation of collateral. Interest received on nonaccrual loans is applied against principal. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

We generally charge a loan fee funded by loan proceeds at the inception of each loan. This fee is recognized on a straight-line basis over the expected life of the loan, which approximates the interest method.

We defer the cost of loan origination at loan inception and recognize this cost over the average life of our typical loan.

F-6

Advertising

Advertising costs are expensed as incurred and are included in selling, general and administrative. Advertising expenses were $46 and $22 for the years ended December 31, 2016 and 2015, respectively.

Cash and Cash Equivalents

Management considers highly-liquid investments with original maturities of three months or less to be cash equivalents.

Fair Value Measurements

The Company follows the guidance of FASB ASC 825, Financial Instruments, (ASC 825) and FASB ASC 820, Fair Value Measurements. (ASC 820) ASC 825 permits entities to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Under this guidance, fair value measurements are not adjusted for transaction costs. This guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). See Note 3.

Loans Receivable

Loans are stated at the amount of unpaid principal, net of any allowances for loan losses, and adjusted for (1) the net unrecognized portion of direct costs and nonrefundable loan fees associated with lending, and (2) deposits made by the borrowers used as collateral for a loan and due back to the builder at or prior to loan payoff. The net amount of nonrefundable loan origination fees and direct costs associated with the lending process, including commitment fees, is deferred and accreted to interest income over the lives of the loans using a method that approximates the interest method.

A loan is classified as nonaccrual, and the accrual of interest on such loan is discontinued, when the contractual payment of principal or interest becomes 90 days past due. In addition, a loan may be placed on nonaccrual at any other time management has serious doubts about further collectability of principal or interest according to the contractual terms, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection or well-secured (i.e., the loan has sufficient collateral value). Loans are restored to accrual status when the obligation is brought current or has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impaired loans, or portions thereof, are charged off when deemed uncollectible. Once a loan is 90 days past due, management begins a workout plan with the borrower or commences its foreclosure process on the collateral.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed adequate by management to absorb probable losses inherent in the loan portfolio.

We establish a collective reserve for all loans which are not more than 60 days past due at the end of a quarter. This collective reserve takes into account both historical information and a qualitative analysis of housing and other economic factors that may impact our future realized losses. For loans to one borrower with committed balances less than 10% of our total committed balances on all loans extended to all customers, we individually analyze for impairment all loans which are more than 60 days past due at the end of a quarter. For loans to one borrower with committed balances equal to or greater than 10% of our total committed balances on all loans extended to all customers, we individually analyze all loans for potential impairment. The analysis of loans, if required, includes a comparison of estimated collateral value to the principal amount of the loan. For impaired loans, if the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the allowance for loan loss. As values change, estimated loan losses may be provided for more or less than the previous period, and some loans may not need a loss provision based on payment history. For homes which are partially complete, we appraise on an as-is and completed basis, and use the one that more closely aligns with our planned method of disposal for the property.

F-7

For loans greater than 12 months in age that are individually evaluated for impairment, appraisals have been prepared within the last 13 months. For all loans individually evaluated for impairment, there is also a broker’s opinions of value (“BOV”) prepared, if the appraisal is more than six months old. The lower of any BOV prepared in the last six months, or the most recent appraisal, is used, unless we determine a BOV to be invalid based on the comparable sales used. If we determine a BOV to be invalid, we will use the appraised value. Appraised values are adjusted down for estimated costs associated with asset disposal. Broker’s opinion of selling price, currently valid sales contracts on the subject property, or representative recent actual closings by the builder on similar properties may be used in place of a BOV.

Impaired Loans

A loan is considered to be impaired when it is probable the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. The analysis of impaired loans includes a comparison of estimated collateral value to the principal amount of the loan. If the value determined is less than the principal amount due (less any builder deposit), then the difference is included in the allowance for loan loss. As values change, estimated loan losses may be provided for more or less than the previous period. For homes which are partially complete, we appraise on an as-is and completed basis, and use the one that more closely aligns with our planned method of disposal for the property. For loans greater than 12 months in age that are individually evaluated for impairment, appraisals have been prepared within the last 13 months. For all loans individually evaluated for impairment, there is also a BOV prepared, if the appraisal is more than six months old. The lower of any BOV prepared in the last six months, or the most recent appraisal, is used, unless we determine a BOV to be invalid based on the comparable sales used. If we determine a BOV to be invalid, we will use the appraised value. Appraised values are adjusted down for estimated costs associated with asset disposal. Broker’s opinion of selling price, currently valid sales contracts on the subject property, or representative recent actual closings by the builder on similar properties may be used in place of a BOV.

Foreclosed Assets

When a loan is converted into a foreclosed asset, the asset is booked at the as-is fair value minus estimated selling costs. Any gain is recognized on our income statement as non-interest income. A loss resulting from the carying value of the loan exceeding its fair value and estimated selling costs is charged to the allowance for loan losses. While we own the asset, we may remeasure its value. An increase in value is not recognized until the property is sold, but a decrease in value will be recognized as an impairment loss, a non-interest expense. While the initial valuation is done on an as-is basis, subsequent values are based on our plan for the asset. Assets which are not going to be improved are still evaluated on an as-is basis. Assets we intend to improve, are improving, or have improved are appraised based on the to-be-completed value, minus reasonable selling costs and the cost to complete

Deferred Financing Costs, Net

We defer certain costs associated with financing activities related to the issuance of debt securities (deferred financing costs). These costs consist primarily of professional fees incurred related to the transactions. Deferred financing costs are amortized into interest expense over the life of the related debt. We make estimates for the average duration of future investments. If these estimates are determined to be incorrect in the future, the rate at which we are amortizing the deferred offering costs as interest expense would be adjusted and could have a material impact on the consolidated financial statements. The deferred financing costs are reflected as a reduction in the unsecured notes offering liability. The Company adopted the guidance on the presentation of debt issuance costs on January 1, 2016, as required. As a result, the Company retrospectively applied the guidance to the 2015 Consolidated Balance Sheet by reclassifying $599 of deferred financing costs previously classified in the assets section.

The following is a roll forward of deferred financing costs for the years ended December 31, 2016 and 2015:

	2016	2015
Deferred financing costs, beginning balance	$935	$737
Additions	79	198
Deferred financing costs, ending balance	$1,014	$935
Less accumulated amortization	(603)	(336)
Deferred financing costs, net	$411	$599

F-8

The following is a roll forward of the accumulated amortization of deferred financing costs for the years ended December 31, 2016 and 2015:

	2016	2015
Accumulated amortization, beginning balance	$336	$107
Additions	267	229
Accumulated amortization, ending balance	$603	$336

Income Taxes

The entities included in the consolidated financial statements are organized as pass-through entities under the Internal Revenue Code. As such, taxes are the responsibility of the members. Other significant taxes for which the Company is liable are recorded on an accrual basis.

The Company applies FASB ASC 740, Income Taxes. (ASC 740) ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the consolidated financial statements and requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s consolidated financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions with respect to income tax at the LLC level not deemed to meet the “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the appropriate period. Management concluded that there are no uncertain tax positions that should be recognized in the consolidated financial statements. With few exceptions, the Company is no longer subject to income tax examinations for years prior to 2013.

The Company’s policy is to record interest and penalties related to taxes in interest expense on the consolidated statements of operations. There have been no significant interest or penalties assessed or paid.

Risks and Uncertainties

The Company is subject to many of the risks common to the commercial lending and real estate industries, such as general economic conditions, decreases in home values, decreases in housing starts, and high unemployment. These risks, which could have a material and negative impact on the Company’s consolidated financial condition, results of operations, and cash flows include, but are not limited to, declines in housing starts, unfavorable changes in interest rates, and competition from other lenders. At December 31, 2016, our loans were significantly concentrated in a suburb of Pittsburgh, Pennsylvania, so the housing starts and prices in that area are more significant to our business than other areas until and if more loans are created in other markets.

Concentrations

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of loans receivable. Our concentration risks are summarized in the table below:

	December 31, 2016		December 31, 2015
		Percent of		Percent of
	Borrower	Loan	Borrower	Loan
	City	Commitments	City	Commitments

Highest concentration risk	Pittsburgh, PA	37%	Pittsburgh, PA	$37%
Second highest concentration risk	Sarasota, FL	11%	Sarasota, FL	22%
Third highest concentration risk	Savannah, GA	6%	Columbia, SC	6%

F-9

Recent Accounting Pronouncements

The FASB issued Accounting Standards Update (ASU) 2014-09, “Revenue from Contracts with Customers (Topic 606)” (ASU 2014-09).ASU 2014-09 implements a common revenue standard that clarifies the principles for recognizing revenue. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. ASU 2014-09 is effective for the Company on January 1, 2018. The Company has evaluated the potential impact on the Company’s consolidated financial statements, and determined that this standards update would not impact the accounting of any of our transactions which have already occurred. This standard will be applied when appropriate to future transactions, although none are currently anticipated.

In April 2015, the FASB issued ASU 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. This guidance required retrospective application. The Company adopted the guidance on January 1, 2016, as required. See Note 1 - Deferred Financing Costs, Net for additional information regarding the adoption of the new guidance.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (ASU 2016-13), which introduces the current expected credit losses methodology. Among other things, ASU 2016-13 requires the measurement of all expected credit losses for financial assets, including available-for-sale debt securities, held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The new model will require institutions to calculate all probable and estimable losses that are expected to be incurred through the loan’s entire life. ASU 2016-13 also requires the allowance for credit losses for purchased financial assets with credit deterioration since origination to be determined in a manner similar to that of other financial assets measured at amortized cost; however, the initial allowance will be added to the purchase price rather than recorded as credit loss expense. The disclosure of credit quality indicators related to the amortized cost of financing receivables will be further disaggregated by year of origination (or vintage). Institutions are to apply the changes through a cumulative-effect adjustment to their retained earnings as of the beginning of the first reporting period in which the standard is effective. The amendments are effective for fiscal years beginning after December 15, 2020. Early application will be permitted for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of these amendments on the consolidated financial statements.

On August 26, 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15) which amends guidance in FASB ASC 230 on the classification of certain cash receipts and payments in the statement of cash flows, in order to reduce inconsistent application. The amendments address eight cash flow issues including debt repayment and extinguishment costs, settlement of zero-coupon debt instruments, contingent consideration payments following a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows. ASU 2016-15 is effective for the Company for annual reporting periods beginning after December 15, 2017, including interim periods within those fiscal years. Entities must apply the guidance retrospectively to all periods presented but may apply it prospectively from the earliest date practicable if retrospective application would be impracticable. Adoption of ASU 2016-15 is not expected to have a material impact on the Company’s consolidated financial statements.

Subsequent Events

Management of the Company has evaluated subsequent events through March 2, 2017, the date these consolidated financial statements were issued. See Note 12.

3. Fair Value

Utilizing ASC 820, the Company has established a framework for measuring fair value under U.S. GAAP using a hierarchy, which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurements are an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Three levels of inputs are used to measure fair value, as follows:

Level 1 –	quoted prices in active markets for identical assets or liabilities;

Level 2 –	quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability; or

Level 3 –	unobservable inputs, such as discounted cash flow models or valuations.

F-10

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Fair Value Measurements of Non-financial Instruments on a Recurring Basis

The Company has no non-financial instruments measured at fair value on a recurring basis.

Fair Value Measurements of Non-Financial Instruments on a Non-recurring Basis

Certain assets are measured at fair value on a non-recurring basis when there is evidence of impairment. The fair values of impaired loans with specific allocations of the allowance for loan losses are generally based on recent real estate appraisals of the collateral less estimated cost to sell. Declines in the fair values of other real estate owned subsequent to their initial acquisitions are also based on recent real estate appraisals less selling costs.

Impaired Loans

Fair value estimates are determined using the methodology discussed in Note 2. The appraisals are on similar properties at similar times; however due to the differences in time and properties, the impaired loans are classified as Level 3. There were no impaired loan assets as of December 31, 2016 and 2015.

Foreclosed assets

Foreclosed assets (upon initial recognition or subsequent impairment) are measured at fair value on a non-recurring basis. See methodology described in Note 2.

During both 2016 and 2015, certain foreclosed assets, upon initial recognition, were measured and reported at fair value. During 2016, the Company remeasured the fair value of its foreclosed assets. During 2015, no foreclosed assets were remeasured at fair value subsequent to initial recognition.

The following tables presents the balances of non-financial instruments measured at fair value on a non-recurring basis as of December 31, 2016 and 2015.

December 31, 2016

Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
			Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
	Amount	Fair Value	Level 1	Level 2	Level 3

Foreclosed assets	$2,798	$2,798	$–	$–	$2,798

December 31, 2015

Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
			Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
	Amount	Fair Value	Level 1	Level 2	Level 3

Foreclosed assets	$965	$965	$–	$–	$965

F-11

Fair Value of Financial Instruments

ASC 825 requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and Cash Equivalents

The carrying amount approximates fair value because of the short maturity of these instruments.

Loans Receivable and Commitments to Extend Credit

For variable rate loans that reprice frequently with no significant change in credit risk, estimated fair values of collateral are based on carrying values at both December 31, 2016 and 2015. Because the loans are demand loan and therefore have no known time horizon, there is no significant impact from fluctuating interest rates. For unfunded commitments to extend credit, because there would be no adjustment between fair value and carrying amount for the amount if actually loaned, there is no adjustment to the amount before it is loaned. The amount for commitments to extend credit is not listed in the tables below because there is no difference between carrying value and fair value, and the amount is not recorded on the consolidated balance sheets as a liability.

Interest Receivable

Although interest receivable from our customers does not yield additional interest to us, because interest is due roughly 10 days after it is billed, the impact is negligible and the fair value approximates the carrying value at both December 31, 2016 and 2015.

Customer Interest Escrow

The customer interest escrow does not yield interest to the customer, but because: 1) the customer loans are demand loans, 2) there is no way to estimate how long the escrow will be in place, and 3) the interest rate which could be used to discount this amount is negligible, the fair value approximates the carrying value at both December 31, 2016 and 2015.

Borrowings under Credit Facilities

The fair value of the Company’s borrowings under credit facilities is estimated based on the expected cash flows discounted using the current rates offered to the Company for debt of the same remaining maturities. As all of the borrowings under credit facilities or the Notes are either payable on demand or at similar rates to what the Company can borrow funds for today, the fair value of the borrowings is determined to approximate carrying value at both December 31, 2016 and 2015. The interest on our Notes offering is paid to our Note holders either monthly or at the end of their investment, compounding on a monthly basis. For the same reasons as the determination for the principal balances on the Notes, the fair value approximates the carrying value for the interest as well. The interest payable makes up the bulk of our accounts payable and accrued expenses.

The table below is a summary of fair value estimates for financial instruments and the level of the fair value hierarchy (as discussed in Note 2) within which the fair value measurements are categorized at the periods indicated:

December 31, 2016

			Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
			Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
	Amount	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$1,566	$1,566	$1,566	$–	$–
Loans receivable, net	20,091	20,091	–	–	20,091
Accrued interest on loans	280	280	–	–	280
Financial Liabilities
Customer interest escrow	812	812	–	–	812
Notes payable secured	7,322	7,322	–	–	7,322
Notes payable unsecured, net	11,962	11,962	–	–	11,962
Accrued interest payable	993	993	–	–	993

F-12

December 31, 2015

			Quoted Prices
			in Active	Significant
			Markets for	Other	Significant
			Identical	Observable	Unobservable
	Carrying	Estimated	Assets	Inputs	Inputs
	Amount	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$1,341	$1,341	$1,341	$–	$–
Loans receivable, net	14,060	14,060	–	–	14,060
Accrued interest on loans	146	146	–	–	146
Financial Liabilities
Customer interest escrow	498	498	–	–	498
Notes payable secured	3,683	3,683	–	–	3,683
Notes payable unsecured, net	8,497	8,497	–	–	8,497
Accrued interest payable	460	460	–	–	460

4. Financing Receivables

Financing receivables are comprised of the following as of December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015

Commercial loans, gross	$21,569	$15,247
Less: Deferred loan fees	(618)	(628)
Less: Deposits	(861)	(521)
Plus: Deferred origination expense	55	–
Less: Allowance for loan losses	(54)	(38)

Commercial loans, net	$20,091	$14,060

Roll forward of commercial loans for the years ended December 31, 2016 and 2015:

	2016	2015

Beginning balance	$14,060	$8,097
Additions	23,184	13,760
Payoffs/sales	(15,168)	(6,436)
Moved to foreclosed assets	(1,639)	(767)
Change in deferred origination expense	55	–
Change in builder deposit	(340)	(387)
Change in loan loss provision	(16)	(17)
New loan fees	(1,270)	(897)
Earned loan fees	1,225	707

Ending balance	$20,091	$14,060

F-13

Commercial Construction and Development Loans

Pennsylvania Loans

We have three development loans (the “Pennsylvania Loans”) covering two developments. The loans are to the same borrowing group (the “Hoskins Group”). They are cross-defaulted and cross-collateralized with each other. As such, we are currently reliant on a single developer and homebuilder for a significant portion of our revenues. As part of our agreement with the Hoskins Group, they invest in our preferred equity in an amount equal to $10 per closing of a lot payoff in the two developments. We collected a fee of $1,000 upon closing of the loans in 2011, which was recognized through July of 2016, the original expected life of the loan. Additionally, we created an interest escrow account (the “Interest Escrow”) which has been funded at various times by borrowings, and by a portion of each lot payoff. Interest on the Pennsylvania Loans accrues annually at 7% (2% prior to August 1, 2016) plus the greater of (i) 5.0% or (ii) the weighted average price paid by us on or in connection with all of our borrowed funds (such weighted average price includes interest rates, loan fees, legal fees and any and all other costs paid by us on our borrowed funds, and, in the case of funds borrowed by us from our affiliates, the weighted average price paid by such affiliate on or in connection with such borrowed funds) (“COF”). Pursuant to the credit agreement, interest payments on the loans are funded from the Interest Escrow, with any shortfall funded by the Hoskins Group. Loans may be prepaid in whole or in part at any time without penalty.

The loans are secured by several first priority mortgages in residential building lots located in the subdivisions commonly known as the Hamlets of Springdale and the Tuscany Subdivision, both in Peters Township, Pennsylvania, a suburb of Pittsburgh, as well as the Interest Escrow.

A detail of the financing receivables for the Pennsylvania loans at December 31, 2016 is as follows:

Item	Term	Interest Rate	Funded to borrower		Estimated collateral values

		COF +7%
BMH Loan	Demand(1)	(7% Floor)
Lots			39		3,173	(3)
Interest Escrow			950		541
Cash Bond			257	(5)	257
Loan Fee			750		–

Total BMH Loan			1,996		3,971
IMA Loans
		COF +7%
New IMA Loan (loan fee)	Demand(1)	(7% Floor)	250		–

		COF +7%
New IMA Loan (advances)	Demand(1)	(7% Floor)	149		–

		COF +7%
Existing IMA Loan	Demand(2)	(7% Floor)	1,687		1,465	(7)

Total IMA Loans			2,086		1,465

SF Preferred Equity			–		1,150	(8)

Total			$4,082		$6,586

F-14

A detail of the financing receivables for the Pennsylvania loans at December 31, 2015 is as follows:

Item	Term	Interest Rate	Funded to borrower		Estimated collateral values

		COF +2%
BMH Loan	Demand(1)	(7% Floor)
Land for phase 5 (10 acres)			$–		$1,079
Lots			974		2,338	(4)
Interest Escrow			950		267
Cash Bond			257	(5)	257
Loan Fee			750		–

Total BMH Loan			2,931		3,941
IMA Loans
		COF +2%
New IMA Loan (loan fee)	Demand(1)	(7% Floor)	250		–

		COF +2%
New IMA Loan (advances)	Demand(1)	(7% Floor)	1,251		–

Existing IMA Loan	Demand(2)	COF +2%
		(7% Floor)	1,687		2,951	(6)

Total IMA Loans			3,188		2,951

Unearned Loan Fee			(115)		–
SF Preferred Equity			–		1,010	(8)

Total			$6,004		$7,902

(1) These are the stated terms; however, in practice, principal will be repaid upon the sale of each developed lot.

(2) These are the stated terms; however, in practice, principal will be repaid upon the sale of each developed lot after the BMH loan and the New IMA loan are satisfied.

(3) Estimated collateral value is equal to the appraised value of the remaining lots of $3,756, net of the net estimated costs to finish the development of $583.

(4) Estimated collateral value is equal to the appraised value of the remaining lots of $3,600, net of the net estimated costs to finish the development of $531 and the first mortgage amount of $731.

(5) The cash bond is in place to guarantee to the township that work will be completed on this project. We will fund this work and expect to cancel the bond upon completion of the work.

(6) Estimated collateral value is equal to the appraised value of $3,101, net of estimated costs to finish the development of $150.

(7) Estimated collateral value is equal to the appraised value of $1,568, net of estimated costs to finish the development of $103.

(8) In the event of a foreclosure on the property securing certain of our loans, a portion of our collateral is preferred equity in our Company, which might be difficult to sell, which could impact our ability to eliminate the loan balance. The loans are collectively cross-collateralized and, therefore, treated as one loan for the purpose of calculating the effective interest rate and for available remedies upon an instance of default. As lots are released, a specific release price is repaid by the borrower, with 10% of that amount being used to fund the Interest Escrow (except for the construction funding for homes). The customer will make cash interest payments only when the Interest Escrow is fully depleted, except for construction funding for homes, where the customer makes interest payments monthly.

F-15

Commercial Loans – Real Estate Development Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for land development as of December 31, 2016. The Pennsylvania loans below are the Pennsylvania Loans discussed above.

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount		Amount Outstanding	Loan to Value Ratio(2)	Loan Fee
Pennsylvania	1	3	$6,586	$5,931	(3)	$4,082	62%	$1,000
Total	1	3	$6,586	$5,931		$4,082	62%	$1,000

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid and third party mortgage balances. Part of this collateral is $1,150 of preferred equity in our Company. In the event of a foreclosure on the property securing certain of our loans, a portion of our collateral is preferred equity in our Company, which might be difficult to sell, which could impact our ability to eliminate the loan balance.

(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value.

(3)	The commitment amount does not include letters of credit and cash bonds, as the sum of the total balance outstanding including the cash bonds plus the letters of credit and remaining to fund for construction is less than the $5,931 commitment amount.

The following is a summary of our loan portfolio to builders for land development as of December 31, 2015. The Pennsylvania loans below are the Pennsylvania Loans discussed above.

State	Number of Borrowers	Number of Loans	Value of Collateral(1)	Commitment Amount		Amount Outstanding	Loan to Value Ratio(2)	Loan Fee
Pennsylvania	1	3	$7,902	$6,456	(3)	$6,118	77%	$1,000
Total	1	3	$7,902	$6,456		$6,118	77%	$1,000

(1)	The value is determined by the appraised value adjusted for remaining costs to be paid and third party mortgage balances. Part of this collateral is $1,010 of preferred equity in our Company. In the event of a foreclosure on the property securing certain of our loans, a portion of our collateral is preferred equity in our Company, which might be difficult to sell, which could impact our ability to eliminate the loan balance.

(2)	The loan to value ratio is calculated by taking the outstanding amount and dividing by the appraised value.

(3)	The commitment amount includes letters of credit and cash bonds.

Commercial Loans – Construction Loan Portfolio Summary

The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2016.

State	Number of Borrowers	Number of Loans	Value of Collateral (1)	Commitment Amount	Amount Outstanding	Loan to Value Ratio(2)		Loan Fee
Colorado	1	3	$1,615	$1,131	$605	70%		5%
Connecticut	1	1	715	500	479	70%		5%
Delaware	1	2	244	171	40	70%		5%
Florida	7	15	14,014	8,548	4,672	61%		5%
Georgia	4	9	6,864	4,249	2,749	62%		5%
Idaho	1	1	319	215	205	67%		5%
Michigan	1	1	210	126	118	60%		5%
New Jersey	1	3	977	719	528	74%		5%
New York	1	4	1,745	737	685	42%		5%
North Carolina	2	2	1,015	633	216	62%		5%
Ohio	1	1	1,405	843	444	60%		5%
Pennsylvania	2	15	12,725	6,411	5,281	50%		5%
South Carolina	5	7	2,544	1,591	783	63%		5%
Tennessee	1	3	1,080	767	430	71%		5%
Utah	1	2	715	500	252	70%		5%
Total	30	69	$46,187	$27,141	$17,487	59	%(3)	5%

F-16

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

The following is a summary of our loan portfolio to builders for home construction loans as of December 31, 2015.

State	Number of Borrowers	Number of Loans	Value of Collateral (1)	Commitment Amount	Amount Outstanding	Loan to Value Ratio(2)		Loan Fee
Colorado	1	4	$2,160	$1,519	$830	70%		5%
Connecticut	1	1	715	500	251	70%		5%
Delaware	1	2	1,074	671	105	63%		5%
Florida	3	10	10,683	6,440	4,378	60%		5%
Georgia	2	3	3,916	2,278	712	58%		5%
New Jersey	1	2	510	357	268	70%		5%
North Carolina	1	2	385	270	172	70%		5%
Pennsylvania	2	6	4,107	2,391	1,275	58%		5%
South Carolina	2	16	2,395	1,699	1,136	71%		5%
Total	14	46	$25,945	$16,125	$9,127	62	%(3)	5%

(1)	The value is determined by the appraised value.

(2)	The loan to value ratio is calculated by taking the commitment amount and dividing by the appraised value.

(3)	Represents the weighted average loan to value ratio of the loans.

Credit Quality Information

The following table presents credit-related information at the “class” level in accordance withFASB ASC 310-10-50, Disclosures about the Credit Quality of Finance Receivables and the Allowance for Credit Losses. A class is generally a disaggregation of a portfolio segment. In determining the classes, the Company considered the finance receivable characteristics and methods it applies in monitoring and assessing credit risk and performance.

The following table summarizes finance receivables by the risk ratings that regulatory agencies utilize to classify credit exposure and which are consistent with indicators the Company monitors. Risk ratings are reviewed on a regular basis and are adjusted as necessary for updated information affecting the borrowers’ ability to fulfill their obligations.

The definitions of these ratings are as follows:

●	Pass – finance receivables in this category do not meet the criteria for classification in one of the categories below.

●	Special mention – a special mention asset exhibits potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may, at some future date, result in the deterioration of the repayment prospects.

●	Classified – a classified asset ranges from: 1) assets that are inadequately protected by the current sound worth and paying capacity of the borrower, and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected to 2) assets with weaknesses that make collection or liquidation in full unlikely on the basis of current facts, conditions, and values. Assets in this classification can be accruing or on non-accrual depending on the evaluation of these factors.

F-17

Finance Receivables – By risk rating:

	December 31, 2016	December 31, 2015

Pass	$18,275	$15,247
Special mention	3,294	–
Classified – accruing	–	–
Classified – nonaccrual	–	–

Total	$21,569	$15,247

Finance Receivables – Method of impairment calculation:

	December 31, 2016	December 31, 2015

Performing loans evaluated individually	$12,424	$10,672
Performing loans evaluated collectively	9,145	4,575
Non-performing loans without a specific reserve	$–	$–
Non-performing loans with a specific reserve	–	–

Total	$21,569	$15,247

At December 31, 2016 and 2015, there were no loans acquired with deteriorated credit quality, loans past due 90 or more days, impaired loans, or loans on nonaccrual status.

5. Foreclosed Assets

Roll forward of Foreclosed Assets for the years ended December 31, 2016 and 2015:

	2016	2015

Beginning balance	$965	$–
Additions from loans	1,813	880
Additions for construction/development	566	85
Sale proceeds	(463)	–
Gain on sale	28	–
Impairment loss on foreclosed assets	(111)	–

Ending balance	$2,798	$965

F-18

6. Borrowings

The following table displays our borrowings and a ranking of priority:

	Priority Rank	December 31, 2016	December 31, 2015
Borrowing Source
Purchase and sale agreements	1	$7,322	$3,683
Secured line of credit from affiliates	2	–	–
Other unsecured debt (senior subordinated)	3	279	–
Unsecured Notes through our public offering	4	11,221	8,496
Other unsecured debt (subordinated)	4	700	600
Other unsecured debt (junior subordinated)	5	173	–

Total		$19,695	$12,779

The following table shows the maturity of outstanding debt as of December 31, 2016.

Year Maturing	Total Amount Maturing	Public Offering	Other Unsecured	Purchase and Sale Agreements

2017	$10,838	$3,116	$600	$7,322
2018	2,516	2,516	–	–
2019	3,011	3,011	–	–
2020	3,330	2,578	552	–

Total	$19,695	$11,221	$1,152	$7,322

Purchase and Sale Agreements

We have two purchase and sale agreements where we are the seller of portions of loans we create. The two purchasers are 1st Financial Bank, USA (“1st Financial”) and S.K. Funding, LLC (“S.K. Funding”). Generally the purchasers buy between 50% and 70% of each loan sold. They receive interest rates ranging from our cost of funds to the note rate charged to the borrower (interest rates were between 9% and 12% for both 2016 and 2015), and generally none of the loan fees we charge. We have the right to call some of the loans sold, with some restrictions. Once sold, the buyer must fund their portion of the loans purchased. We service the loans. Also, there are limited put options in some cases, whereby the purchaser can cause us to repurchase a loan. The purchase and sale agreements are recorded as secured borrowings.

The purchase and sale agreements are detailed below:

	December 31, 2016		December 31, 2015
	Book Value of	Due From	Book Value of	Due From
	Loans which	Shepherd’s	Loans which	Shepherd’s
	Served as	Finance to Loan	Served as	Finance to Loan
	Collateral	Purchaser	Collateral	Purchaser
Loan purchaser
1st Financial Bank, USA	$5,779	$2,517	$2,723	$1,061
S.K. Funding, LLC	7,770	4,805	4,522	2,622

Total	$13,549	$7,322	$7,245	$3,683

The $7,770 of loans which served as collateral for S.K. Funding does not include the book value of the foreclosed assets which also secure their position, which amount is $1,813.

F-19

Affiliate Loans

In December 2011, the Company entered into two secured revolving lines of credit with affiliates, both of whom are members. These loans have an interest rate of the affiliates’ cost of funds, which was 4.19% and 4.20% as of December 31, 2016 and 2015, respectively. They are demand notes. The maximum that can be borrowed under these notes is $1,500, at the discretion of the lenders. The security for the lines of credit includes all of the assets of the Company. The Company has not borrowed on these lines in either 2016 or 2015.

Other Unsecured Loans

In August 2015, we entered into an unsecured note with 7Kings, under which we are the borrower. The note has a maximum amount outstanding of $500, of which $500 was outstanding as of both December 31, 2016 and 2015. Interest on the 7Kings loan accrues annually at a rate of 7.5%. The note was due on February 19, 2016 and was renewed several times. The maturity date is now February 18, 2017 and may be prepaid at any time without penalty. Interest is due at the end of each month and was $38 in 2016 and 14 in 2015.

In December 2015, we entered into an unsecured note with an unrelated third party, under which we are the borrower. The note has a maximum amount outstanding of $100, of which $100 was outstanding on both December 31, 2016 and 2015. Interest on this note accrues annually at a rate of 7.9%. The note is due on June 23, 2017 and may be prepaid at any time without penalty. Interest accrues and compounds monthly. In April 2016, we entered into anadditional unsecured note with the same unrelated third party, under which we are the borrower. The note has a maximum amount outstanding of $100, of which $100 was outstanding on .December 31, 2016 Interest on this note accrues annually at a rate of 10%. The note is due on April 15, 2020 and may be prepaid at any time without penalty. Interest accrues and compounds monthly.

In October of 2016, we entered into two unsecured notes with two third parties not affiliated with us, but affiliate with each other. One note is senior to our unsecured debt, and the other is junior to our unsecured debt. The senior note receives a lower rate and the junior note receives a higher rate. Overall, the notes will yield a 10% compounding rate for the four year duration of the notes, with interest paid at maturity. The notes may be prepaid at any time without penalty. The total amount outstanding on the two notes as of December 31, 2016 was $452.

Unsecured Notes through the Public Offering (Notes Program)

The effective interest rate on the borrowings at December 31, 2016 and 2015 was 8.26% and 7.30%, respectively, not including the amortization of deferred financing costs. There are limited rights of early redemption. We generally offer four durations at any given time, ranging anywhere from 12 to 48 months. The following table shows the roll forward of our Notes program:

	Year Ended December 31, 2016	Year Ended December 31, 2015

Gross notes outstanding, beginning of period	$8,496	$5,427
Notes issued	4,972	3,737
Note repayments / redemptions	(2,247)	(668)

Gross notes outstanding, end of period	11,221	8,496

Less deferred financing costs, net	411	599

Notes outstanding, net	$10,810	$7,897

F-20

7. Members’ Capital

There are currently two classes of units: Class A common units and Series B cumulative preferred units.

The Class A common units are held by three members, all of whom have no personal liability. All Class A common members have voting rights in proportion to their capital account. There were 2,629 Class A common units outstanding at both December 31, 2016 and 2015. On December 31, 2015, S.K. Funding purchased 4% of our common equity from the Wallach family.

The Series B cumulative preferred units were issued to the Hoskins Group. They are redeemable only at the option of the Company or upon a change or control or liquidation. Ten units were issued for a total of $1,000. The Series B preferred units have a fixed value which is their purchase price, and preferred liquidation and distribution rights. Yearly distributions of 10% of the preferred units’ value (providing profits are available) will be made quarterly. The Hoskins Group Series B cumulative preferred units are also used as collateral for that group’s loans to the Company. There is no liquid market for the preferred units, so we can give no assurance as to our ability to generate any amount of proceeds from that collateral. In December of 2015, the Hoskins Group agreed to purchase 0.1 units for $10 at each closing of a lot to a third party in the Hamlets and Tuscany subdivision.

There are two additional authorized unit classes: Class A preferred units and Class B profit units. Once Class B profit units are issued, the existing Class A common units will become Class A preferred units. Class A preferred units will receive preferred treatment in terms of distributions and liquidation proceeds.

The members’ capital balances by class are as follows:

Class	December 31, 2016	December 31, 2015
B Preferred Units	$1,150	$1,010
A Common Units	2,249	2,274

Members’ Capital	$3,399	$3,284

8. Related Party Transactions

Notes and Accounts Payable to Affiliates

The Company has a loan agreement with two of our affiliates, as more fully described in Note 6 – Affiliate Loans.

The Company has loan agreements with the Hoskins Group, as more fully described in Note 6 – SF Loan and Note 4 – Pennsylvania Loans.

The Hoskins Group has a preferred equity interest in the Company, as more fully described in Note 7.

S.K. Funding, an affiliate of 7Kings, owns 4% of our common equity. 7Kings also is:

●	The lender on a $500 unsecured note, as more fully described in Note 6 – Other Unsecured Loans

●	An investor in our unsecured Notes for $500, and

●	The purchaser in a purchase and sale agreement, as more fully described in Note 6, Purchase and Sale Agreements

F-21

The Company has accepted new investments under the Notes Program from employees, managers, members and relatives of managers and members, with $2,197 and $2,600 outstanding at December 31, 2016 and 2015, respectively. The larger of these investments are detailed below:

		Amount invested as of		Weighted average interest rate as of	Interest earned during the year ended December 31,
Investor	Finance	December 31, 2016	December 31, 2015	December 31, 2016	2016	2015
Bill Myrick	Independent Manager	$304	$286	8.60%	$24	$14

Wallach Family Irrevocable Educational Trust	Trustee is Member	200	200	9.00%	16	15

Eric Rauscher	Independent Manager	600	600	7.13%	45	37

Joseph Rauscher	Parents of Independent Manager	186	186	8.00%	16	16

Seven Kings Holdings, Inc.	Affiliate of Member	500	500	9.00%	38	35

9. Commitments and Contingencies

In the normal course of business there may be outstanding commitments to extend credit that are not included in the consolidated financial statements. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon and some of the funding may come from the earlier repayment of the same loan (in the case of revolving lines), the total commitment amounts do not necessarily represent future cash requirements. The financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the consolidated financial statements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. Unfunded commitments to extend credit, which have similar collateral, credit risk and market risk to our outstanding loans, were $11,503 and $7,332 at December 31, 2016 and 2015, respectively.

The Company has several Letters of Credit relating to the BMH Loan. Refer to the chart in Note 4 – Commercial Loans – Real Estate Development Loan Portfolio Summary for further details describing this commitment.

10. Selected Quarterly Condensed Consolidated Financial Data (Unaudited)

Summarized unaudited quarterly condensed consolidated financial data for the four quarters of 2016 and 2015 are as follows (in thousands):

	Quarter 4	Quarter 3	Quarter 2	Quarter 1	Quarter 4	Quarter 3	Quarter 2	Quarter 1
	2016	2016	2016	2016	2015	2015	2015	2015

Net Interest Income	$491	$442	$464	$479	$326	$210	$212	$192
Non-Interest Income	28	–	44	–	105	–	–	–
SG&A expense	367	297	305	350	163	115	119	150
Impairment loss on foreclosed assets	111	–	–	–	–	–	–	–
Net Income	$41	$145	$203	$129	$268	$95	$93	$42

F-22

11. Non-Interest expense detail

The following table displays our SG&A expenses for the years ended December 31, 2016 and 2015:

	For the Years Ended December 31,
	2016	2015
Selling, general and administrative expenses
Legal and accounting	$167	$144
Salaries and related expenses	816	187
Board related expenses	112	105
Advertising	46	22
Rent and utilities	19	20
Printing	10	12
Loan and foreclosed asset expenses	62	16
Travel	35	15
Other	52	26
Total SG&A	$1,319	$547

Printing costs are both for printing of investor related material and for the filing of documents electronically with the SEC.

12. Subsequent Events

On February 6, 2017, we entered into a Loan Purchase and Sale Agreement (the “LPSA”) with Builder Finance, Inc. (“Builder Finance”), pursuant to which Builder Finance shall have the right, from time to time, to purchase from us senior priority interests in certain loans made to fund the vertical construction of one to four family residential dwellings (“Eligible Loans”). The LPSA is made effective as of August 1, 2016. Each Eligible Loan will be evidenced by notes secured by, among other things, mortgages or deeds of trust encumbering the respective construction properties.

Previously, we had entered into a separate Loan Purchase and Sale Agreement with 1st Financial dated as of December 24, 2014, as amended (the “Original LPSA”). Builder Finance is a subsidiary of 1st Financial. The LPSA governs all Eligible Loans purchased from us on or after August 1, 2016, even those that would have been owned by 1st Financial pursuant to the Original LPSA. We, 1st Financial, and Builder Finance entered into a Confirmation Agreement dated as of February 6, 2017 which confirmed that all Eligible Loans purchased by 1st Financial from us prior to August 1, 2016 will continue to be governed by the terms of the Original LPSA, whereas those purchased on or after August 1, 2016 will be governed by the LPSA.

F-23